SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November, 2011                                                                              Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                            Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                               No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.

Date: November 11, 2011	By:	/s/ Hartland Paterson
	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

1	Report to Shareholders
3	Management’s Discussion and Analysis
3	1. Highlights
4	2. Introduction
5	3. About CAE
13	4. Foreign exchange
14	5. Non-GAAP and other financial measures
16	6. Consolidated results
18	7. Results by segment
26	8. Consolidated cash movements and liquidity
27	9. Consolidated financial position
28	10. Business combinations
30	11. Change in accounting standards
30	12. International financial reporting standards (IFRS) implementation
30	13. Controls and procedures
31	14. Selected quarterly financial information
32	Consolidated Interim Financial Statements
32	Consolidated statement of financial position
33	Consolidated income statement
34	Consolidated statement of comprehensive income
35	Consolidated statement of changes in equity
36	Consolidated statement of cash flows
37	Notes to the Consolidated Interim Financial Statements (unaudited)
37	Note 1 – Nature of operations and summary of significant accounting policies
38	Note 2 – First-time adoption of IFRS
45	Note 3 – Business combinations
46	Note 4 – Investments in joint ventures
46	Note 5 – Account receivable
47	Note 6 – Debt facilities and finance expense, net
48	Note 7 – Earnings per share and dividends
48	Note 8 – Employee compensation
48	Note 9 – Other (gains) losses - net
49	Note 10 – Supplementary cash flows information
49	Note 11 – Government assistance
50	Note 12 – Related party transactions
51	Note 13 – Operating segments and geographic information

Report to Shareholders

CAE reported financial results for the second quarter ended September 30, 2011. Net income attributable to equity holders of the company was C$38.4 million (C$0.15 per share) this quarter, compared to C$39.1 million (C$0.15 per share) last year. Excluding C$8.4 million (C$2.7 million after tax) of business acquisition and integration charges, net income attributable to equity holders of the company would have been C$41.1 million (C$0.16 per share). All financial information is in Canadian dollars.

Revenue for the quarter was $433.5 million, 12% higher than $388.0 million in the second quarter last year.

“Demand for our Civil aviation training products and services was strong in all regions this quarter and we signed a number of key contracts in defence, adding to our healthy $3.6 billion backlog”, said Marc Parent, CAE’s President and Chief Executive Officer. “This quarter also marked a turning point in the development of our New Core markets segment, which is now on track to generate over $120 million of revenue next fiscal year and to become profitable.”

Second quarter operating profit was $63.9 million, or 14.7% of revenue. Excluding $8.4 million business acquisition and integration charges, operating profit would have been $72.3 million.

Civil segments

Revenue for our combined Civil segments increased 22% in the second quarter to $211.7 million compared to $172.9 million last year. Operating profit was $42.3 million (20.0% of revenue) compared to $31.5 million (18.2% of revenue) last year.

Civil market activity continued to be strong in the second quarter in all regions with eight full-flight simulator orders for customers in both emerging and legacy markets. We signed training services contracts expected to generate $245.5 million in future revenue, including long term agreements with airline customers in Asia and South America. Our Emirates-CAE Flight Training joint venture announced that it will open a second training centre in Dubai, and we also announced that CAE is initiating pilot training in the Czech Republic to serve customers in Eastern Europe.

We received $336.9 million in combined civil segment orders this quarter representing a book-to-sales ratio of 1.59x. The ratio for the last 12 months was 1.35x.

Military segments

Revenue for CAE’s combined Military segments decreased 3% in the second quarter to $201.5 million compared to $207.0 million last year. Operating profit was $30.2 million (15.0% of revenue), compared to $38.6 million (18.6% of revenue) last year.

During the quarter, CAE was awarded contracts to design and manufacture seven simulators for the United States military and a customer in the Middle East. We were awarded a contract to upgrade the US Air Force’s KC-135 tanker simulators, as well as deliver the second year of training services, as part of a 10-year Aircrew Training System program, which CAE USA leads as prime contractor. We won a contract to provide two simulators to the US Navy for joint, network-centric warfare training. In Europe, we were awarded a contract to perform upgrades on the German Air Force’s Tornado simulators as well as a contract to provide maintenance and support services on Eurofighter simulators.

Combined Military orders in the quarter totaled $206.2 million for a book-to-sales ratio of 1.02x. The ratio for the last 12 months was 0.98x. In addition to CAE’s combined military backlog of $2.2 billion at September 30, 2011, CAE’s unfunded military backlog was $280.2 million.

New Core Markets

Revenue for New Core Markets was $20.3 million compared to $8.1 million last year. Operating loss was $8.6 million, which includes $8.4 million of charges related to the acquisition and integration of Medical Education Technologies, Inc. (METI). This compares to a loss of $1.3 million last year.

CAE Healthcare acquired METI for US$130 million, establishing CAE as the market leader in technology-based simulation for healthcare education, and providing us with a comprehensive line of patient simulators. We also acquired products and technology from Haptica to enhance our capabilities and broaden our surgical simulation offering. During the quarter we sold products including certain of our surgical, medical imaging and human patient solutions to customers including the Madigan and Ft. Bragg Womack Army Medical Centres in the US; New York University and Western Carolina University.

In CAE Mining, we sold geological modeling, mine planning systems and professional services to customers including JSC Polymetal in Russia, Yamana Gold Inc. in Brazil, and Negociación Minera Santa Maria de la Paz y Anexas S.A. de C.V. in Mexico.

CAE Second Quarter Report 2012 | 1

Report to Shareholders

Additional financial highlights

Income taxes this quarter were $10.3 million representing an effective tax rate of 21%, compared to 27% last year. The decrease was mainly attributable to the recognition of previously unrecognized tax assets resulting from net operating losses in the U.S., which was triggered by our acquisition of METI this quarter. Excluding that element, the income tax expense this quarter would have been $13.5 million, representing an effective tax rate of 28%.

Free cash flow was $109.3 million this quarter due mainly to a $67.3 million favourable change in non-cash working capital.

Capital expenditures totalled $46.7 million this quarter, including $35.8 million in support of our growth initiatives and the balance for maintenance.

Net debt was $618.8 million as at September 30, 2011 compared with $520.5 million as at June 30, 2011. The increase of $98.3 million was mainly due to additional debt obligations undertaken to finance our acquisition of METI.

CAE will pay a dividend of $0.04 per share on December 30, 2011 to shareholders of record at the close of business on December 15, 2011.

2 | CAE Second Quarter Report 2012

Management’s Discussion and Analysis

for the three months ended September 30, 2011

1. HIGHLIGHTS

International Financial Reporting Standards (IFRS)

This quarterly report is prepared in accordance with IFRS and should be read in conjunction with our consolidated interim financial statements for the six-month period ending September 30, 2011, which were prepared in accordance with IAS 34, Interim financial reporting, and IFRS 1, First-time adoption of IFRS, as issued by the IASB. The comparative figures for each quarter of the year ended March 31, 2011 have been restated to comply with IFRS. See Note 2 of the consolidated interim financial statements for details on the most significant adjustments to the statements of changes in equity, income, comprehensive income and cash flows.

FINANCIAL

SECOND QUARTER OF FISCAL 2012

Higher revenue over last quarter and higher revenue over the second quarter of fiscal 2011

  Consolidated revenue was $433.5 million this quarter, $5.6 million or 1% higher than last quarter and $45.5 million or 12% higher than the second quarter of fiscal 2011;

  For the first six months of fiscal 2012, consolidated revenue was $861.4 million, $107.0 million or 14% higher than the same period last year.

Net income attributable to equity holders of the Company lower compared to last quarter and lower compared to the second quarter of fiscal 2011

  Net income attributable to equity holders of the Company was $38.4 million (or $0.15 per share) this quarter, compared to $43.1 million (or $0.17 per share) last quarter, representing a decrease of $4.7 million or 11%, and compared to $39.1 million (or $0.15 per share) in the second quarter of fiscal 2011, representing a decrease of $0.7 million or 2%;

  For the first six months of fiscal 2012, net income attributable to equity holders of the Company was $81.5 million (or $0.32 per share) compared to $76.3 million (or $0.30 per share) for the same period last year, a $5.2 million or 7% increase;

  Excluding charges of $8.4 million ($2.7 million after tax) related to the acquisition and integration of Medical Education Technologies, Inc., which was acquired during the quarter, net income attributable to equity holders of the Company this quarter would have been $41.1 million (or $0.16 per share).

Free cash flow1 at positive $109.3 million this quarter

  Net cash provided by operations was positive $129.2 million this quarter, compared to negative $87.8 million last quarter and positive $74.5 million in the second quarter of last year;

  Maintenance capital expenditures1 and other asset expenditures were $15.1 million this quarter, $15.7 million last quarter, and $13.4 million in the second quarter of last year;

  Proceeds from the disposal of property, plant and equipment were $3.5 million this quarter, $23.7 million last quarter and $1.3 million in the second quarter of last year;

  Cash dividends were $8.3 million this quarter, $8.7 million last quarter and $10.1 million in the second quarter of last year.

Capital employed1 increased by $129.0 million over last quarter

  Non-cash working capital1 decreased by $66.8 million, ending at $125.3 million;

  Property, plant and equipment increased by $82.5 million;

  Other long-term assets increased by $157.1 million, while other long-term liabilities increased by $43.8 million;

  Net debt1 ended at $618.8 million this quarter compared to $520.5 million last quarter.

ORDERS1

  The book-to-sales ratio1 for the quarter was 1.30x (combined civil was 1.59x, combined military was 1.02x and New Core Markets was 1.0x). The ratio for the last 12 months was 1.15x (combined civil was 1.35x, combined military was 0.98x and New Core Markets was 1.0x);

  Total order intake was $563.4 million, compared to $450.9 million last quarter and $437.4 million in the second quarter of fiscal 2011;

  Total backlog1 was $3,648.2 million as at September 30, 2011.

Civil segments

  Training & Services/Civil obtained contracts with an expected value of $245.5 million;

  Simulation Products/Civil won $91.4 million of orders, including contracts for eight full-flight simulators (FFSs).

Military segments

  Simulation Products/Military won $135.4 million of orders for new training systems and upgrades;

  Training & Services/Military won contracts valued at $70.8 million.

1 Non-GAAP and other financial measures (see Section 5).

CAE Second Quarter Report 2012 | 3

Management’s Discussion and Analysis

New Core Markets segment

- Our New Core Markets segment won $20.3 million of orders

OTHER

  On August 24, 2011, we announced that CAE Healthcare acquired Medical Education Technologies, Inc. (METI), a worldwide leader in medical simulation technologies and educational software, for US$130 million;

  We issued US$150 million of senior notes in a private placement to fund the METI acquisition and to replace other existing obligations at lower interest costs.

2. INTRODUCTION

In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

  This year and 2012 mean the fiscal year ending March 31, 2012;

  Last year, prior year and a year ago, mean the fiscal year ended March 31, 2011;

  Dollar amounts are in Canadian dollars.

This report was prepared as of November 10, 2011, and includes our management’s discussion and analysis (MD&A), unaudited consolidated financial statements and notes for the second quarter ended September 30, 2011. We have written it to help you understand our business, performance and financial condition for the second quarter of fiscal 2012. Except as otherwise indicated, all financial information has been reported in accordance with IFRS. All tables disclosed are based on unaudited figures.

For additional information, please refer to our unaudited consolidated interim financial statements for the quarter ended September 30, 2011, and our annual consolidated financial statements, which you will find in our annual report for the year ended March 31, 2011. The MD&A section of our 2011 annual report also contains more information about:

  Our vision;

  Our strategy and value proposition;

  Our operations;

  Foreign exchange;

  Non-GAAP and other financial measures;

  Consolidated results;

  Acquisitions, business combinations and divestitures;

  Business risk and uncertainty;

  Controls and procedures;

  The oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

  It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

  It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future sales, pricing for our major products and capital spending. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should and similar expressions. Such statements are not guarantees of future performance. They are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business. Important risks that could cause such differences include, but are not limited to, the length of sales cycles, rapid product evolution, level of defence spending, condition of the civil aviation industry, competition, availability of critical inputs, foreign exchange rate occurrences and doing business in foreign countries. Additionally, differences could arise because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties affecting our business in our 2011 annual report.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

4 | CAE Second Quarter Report 2012

Management’s Discussion and Analysis

3.	ABOUT CAE
3.1	Who we are

CAE is a world leader in providing simulation and modeling technologies and integrated training services primarily to the civil aviation industry and defence forces around the globe. We are globally diversified with more than 7,500 people at more than 100 sites and training locations in over 20 countries. We have annual revenue exceeding $1.6 billion, nearly 90% of which comes from worldwide exports and international activities. We have the largest installed base of civil and military flight simulators and a broad global aviation training network of 33 civil aviation, military and helicopter training centres where we train more than 80,000 civil and military crewmembers annually. Our main products include full-flight simulators (FFSs), which replicate aircraft performance in a full array of situations and environmental conditions. By leveraging our core competencies and aviation best practices, we also offer solutions in healthcare and mining where similar operational imperatives exist for increased safety, efficiency and mission readiness.

Approximately half of our revenue comes from the sale of simulation products, software and simulator updates, and the balance from services including training, maintenance, aviation services and professional services.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on more than 60 years of experience, strong technical capabilities, a highly trained workforce, and global reach.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

3.2 Our vision

Our vision is for CAE to be synonymous with safety, efficiency and mission readiness. We intend to be the mission partner of choice for customers operating in complex mission-critical environments by providing the most innovative product and service solutions to enhance safety, improve efficiency and provide superior decision-making capabilities.

3.3 Our operations

We primarily serve two markets globally:

  The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, third-party training centres, ab initio pilot students and flight training organizations;

  The military market includes original equipment manufacturers (OEMs), government agencies and defence forces worldwide.

We also serve the healthcare market, involving hospital and university simulation centres, teaching institutions, medical societies and OEMs, and the mining market, serving global mining corporations, exploration companies, mining contractors and the world’s premier mining consultancies.

We are a global leader with an unparalleled range of capabilities to help our customers achieve greater levels of operational efficiency, safety and readiness. As such, we use an integrated solutions-based approach to market, which often results in multi-year agreements with our customers to provide them with a full complement of both products and services. Although this go-to-market approach increasingly entails the bundling of products and services, in fiscal 2006 we started to report our operating results in four individual segments: one for products and one for services for each of our two main markets. In addition to our Civil and Military business segments, we report Healthcare and Mining which, as of last quarter, are presented together as the New Core Markets (NCM) segment (previously presented in Training & Services/Civil). Fiscal 2011 comparative figures for Training & Services/Civil have been restated.

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides business, commercial and helicopter aviation training for flight, cabin, maintenance and ground personnel and associated services

We are the largest provider of commercial and helicopter aviation training services in the world and the second largest provider of business aviation training services. We lead the market in the high-growth emerging regions of Latin America, China, Southeast Asia, India and the Middle East. Through our broad global network of training centres we serve all sectors of civil aviation including general aviation, major and regional airlines, helicopter operators and business aviation. We currently operate 165 FFSs and provide aviation training and services in approximately 20 countries around the world, including aviation training centres, flight training organizations (FTO) and third-party locations. Among our thousands of customers, we have strategic relationships, partnerships and joint ventures with more than 20 major airlines, aircraft operators and OEMs around the world. We offer a full range of training solutions and services, including curriculum development, training centre operations, pilot training, cabin crew training, aircraft technician training services, e-Learning and courseware solutions, and consulting services. We are a leader in flight sciences, using flight data analysis to improve airline safety, maintenance, flight operations and training. CAE Global Academy is the world’s largest network of ab initio flight training organizations, with a capacity for training up to 1,800 pilot cadets annually. Along with CAE Global Academy, we offer our global base of airline customers a long-term solution to pilot recruitment with pilot sourcing services.

CAE Second Quarter Report 2012 | 5

Management’s Discussion and Analysis

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation training devices and visual systems

We are the world leader in the provision of civil flight simulation equipment, including FFSs and a comprehensive suite of integrated training procedures trainers, flight training devices and web-based e-learning, using the same high-fidelity Level D software as the FFSs. We have designed and manufactured more civil FFSs for major and regional commercial airlines, third-party training centres and OEMs than any other company. We have developed a wealth of experience in developing first-to-market simulators for more than 35 new types of aircraft models, and more recently we have developed or have been awarded contracts to develop simulators for the Airbus A350 XWB, Boeing 747-8 and 787, Mitsubishi Regional Jet (MRJ), ATR42-600 and ATR72-600, Bombardier CSeries, Global Express and Learjet 85, Embraer Phenom 100 and 300, Dassault Falcon 7X, and the Commercial Aircraft Corporation of China, Ltd (COMAC) ARJ21. We also offer a full range of support services including simulator updates, maintenance services, sales of spare parts and simulator relocations.

Market trends and outlook

In commercial aviation, aircraft capacity and passenger traffic growth are primarily driven by gross domestic product (GDP). The aerospace industry’s widely held expectation is that long-term average growth for air travel will be approximately 5% annually over the next two decades. The growth rates in the emerging markets have been outpacing this global average growth rate, which is of particular interest to CAE given our leadership position in these regions. The U.S. legacy airlines, a traditional CAE customer base, are in the process of renewing their aircraft fleets to modern, efficient aircraft. The growth in air travel and re-fleeting requirements have led to high commercial aircraft backlogs, to commercial aircraft manufacturers increasing their production rates and to the announcement of new aircraft programs.

In business aviation, aircraft orders and utilization are also primarily driven by GDP, but more specifically by corporate profitability. U.S.-operated aircraft utilization has to improve by approximately 15-20% in order to recover the ground lost during the last recession. Major business aircraft OEMs such as Bombardier, Cessna and Dassault have announced new aircraft programs which are an indication of their long-term confidence in the demand for business aircraft travel. Globally, there continues to be steady demand for large-cabin business jets and to a lesser extent, mid-sized jets. In the small-cabin segment, demand has remained stable at low levels. Higher demand would normally flow from improvements and sustainment in economic factors such as corporate profit and capital expenditure growth as well as increasing economic activity in emerging markets.

In the SP/C segment, the level of market activity has improved in the current fiscal year. We expect to maintain our leadership position and reach FFS unit sales in the mid-30s in fiscal 2012.

The following secular trends form the basis of CAE’s Civil market investment hypothesis:

  Expected long-term growth in air travel;

  Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

  Aircraft backlogs;

  New and more efficient aircraft platforms;

  Aircraft re-fleeting by legacy airlines;

  Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew);

  New training requirements.

Expected long-term growth in air travel

For the first nine months of calendar 2011, passenger traffic increased by 6.3% compared to the first nine months of calendar 2010, while freight-tonne-kilometres remained stable over the same period, despite a 2.7% decrease in September 2011 compared to September 2010. Over the past 20 years, air travel has grown at an average rate of 4.8% and this is expected to continue over the next 20 years. Possible impediments to steady growth progression in air travel include major disruptions like regional political instability, acts of terrorism, pandemics, natural disasters, sharp and sustained increases in fuel costs, major prolonged economic recessions or other major world events.

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

Emerging markets such as Southeast Asia, the Indian sub-continent, the Middle East, Eastern Europe, South America and China are expected to continue experiencing higher air traffic and economic growth over the long term more than mature markets such as North America and Western Europe, as well as an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the long-term demand for the broad array of products and services solutions that CAE brings to bear. CAE has been active in these high-growth regions for several decades and is positioned as the market leader with well-established operations, strategic partnerships and joint ventures in each of these regions.

Aircraft backlogs

In calendar 2010, commercial aircraft OEMs Boeing and Airbus received 1,104 net orders (firm orders minus cancellations) for new aircraft and have received 1,464 for the first nine months of calendar 2011. These OEMs are working through a strong backlog of more than 7,500 aircraft, which should help generate opportunities for CAE with its full offering of training products and services. In calendar 2010, Boeing and Airbus reported a total of 972 airplane deliveries, which was essentially stable over the prior year. For the nine-month period ending September 30, 2011, commercial airplane deliveries totaled 723. Airbus and Boeing have announced a succession of upcoming significant production increases of key models such as the Airbus A320-family and A330, and Boeing’s B737NG and B777. Higher aircraft deliveries should translate into higher demand for training products and services.

6 | CAE Second Quarter Report 2012

Management’s Discussion and Analysis

The business aviation industry remains cautiously optimistic. While some market uncertainty persists, OEMs have shown renewed confidence with the launch of a significant number of new aircraft programs. The recovery in the recent period in business aviation has been led by the large-cabin segment, especially in international and emerging markets. The number of business jet flights has risen in the last 12 months with significant growth seen in overseas travel according to the Federal Aviation Administration (FAA). The substantial fractional operator segment has experienced higher aircraft utilization and has also been actively ordering new aircraft.

New and more efficient aircraft platforms

OEMs have announced plans to introduce, or have already introduced, new, more efficient platforms. Some examples include the new Boeing 737 MAX, the Boeing 747-8 and 787, Airbus A350 XWB and Airbus A320neo, Embraer Phenom 100 VLJ and 300 LJ aircraft, Mitsubishi MRJ, COMAC ARJ21, Russia’s UAC SSJ100, the Bombardier Learjet 85, CSeries, Global 7000 and 8000, as well as the Cessna Citation M2 and Latitude. The demand for these new, more efficient platforms is driven by high fuel prices, and, as oil accounts for a significant portion of an airline’s operating costs, airlines are actively seeking ways to reduce this cost. The International Air Transport Association (IATA) estimates that every dollar increase in the price of a barrel adds US$1.6 billion in costs for the global airline industry and is forecasting a significant increase in the average price this calendar year. This anticipated increase has necessitated the need for these new platforms.

These new and more efficient platforms will drive the demand for new types of simulators and training programs. One of our strategic priorities is to partner with manufacturers to position ourselves for future opportunities. Similar to the contract signed during fiscal 2010 with Bombardier for the CSeries aircraft, we signed, in fiscal 2011, agreements with ATR for the new ATR42/72-600 aircraft, Mitsubishi Aircraft Corporation for the new MRJ, and with Airbus for the A350 XWB to leverage our modeling, simulation and training expertise to deliver training solutions, including CAE 7000 Series FFS, CAE SimfinityTM procedures trainers, comprehensive training programs and expansion of our network to meet airlines’ training needs. Deliveries of new-model aircraft are subject to program delays, which in turn affect the timing of FFS orders and deliveries.

Aircraft re-fleeting by legacy airlines

Legacy airlines have been taking steps to renew their aging aircraft fleets. The recent order activity in the U.S. from Boeing and Airbus highlights the potential for greater penetration of new generation of aircraft in the U.S. air transportation system. This may become the catalyst to a broader acceleration of aircraft re-fleeting among the U.S. airlines.

Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew)

Worldwide demand is expected to increase over the long term

Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and cabin crew worldwide, resulting in a shortage of qualified professionals in several markets. Pilot supply constraints include aging crew demographics, fewer military pilots transferring to civil airlines and low enrolment in technical schools. In emerging markets such as India, China, Latin America, the Middle East and Southeast Asia, long-term air traffic growth is outpacing the growth in mature markets, this trend is expected to continue and the infrastructure available to meet the projected demand for crew members is lacking.

New pilot certification process requires simulation-based training

Simulation-based pilot certification training is beginning to take on an even greater role with the Multi-crew Pilot License (MPL) certification process developed by the International Civil Aviation Organization (ICAO), which has been adopted by several individual national aviation authorities around the world. The MPL process places more emphasis on simulation-based training to develop ab initio students into First Officers for modern aircraft. CAE launched its MPL course in fiscal 2010; graduates of the CAE MPL program are now flying. If the MPL process continues to be adopted and gains momentum in emerging markets like China, India, Southeast Asia, Eastern Europe and the Middle East where there is the greatest need for a large supply of qualified pilots trained in an efficient and effective manner, it would result in increased use of simulation-based training.

New training requirements

On August 1, 2010, the United States approved the Airline Safety and Federal Aviation Administration Act of 2010. This Act requires the FAA to develop and issue new and updated regulations with effective dates between August 2012 and August 2013 for significant issues such as:

  Limitations on the hours of flight time and duty time to address pilot fatigue;

  New regulations on specialized pilot training in contexts such as airplane stalls, airplane upsets, airplane icing, wind shear and other adverse weather phenomena, effectively expanding and formalizing the use of simulators in such contexts;

  Pilot training programs with respect to their duration, frequency and content;

  The proposed requirement for First Officers (co-pilots) to hold an Airline Transport Pilot License (ATPL) involving a minimum experience of 1,500 flight hours, a significant change from the existing requirement that they hold a Commercial Pilot License (CPL) requiring at least 250 flight hours. The FAA may consider an equivalency system that would include certain academic experiences, structured training and the use of simulators to meet a portion of the 1,500-hour requirement.

These new pilot training requirements could potentially drive more immersive simulation and more use of simulation for mission training.

CAE Second Quarter Report 2012 | 7

Management’s Discussion and Analysis

MILITARY MARKET

We generate revenue across the defence market value chain by offering solutions to help maintain and enhance our customers’ mission readiness and decision-making capabilities. We provide simulation products such as full-mission simulators (FMS); we perform updates and upgrades to simulators; we provide maintenance and support services; we offer turnkey training services; we have a range of capabilities to provide simulation-based professional services for analysis, training and operational decision-making; and we have a software business called Presagis, which develops and sells commercial-off-the-shelf (COTS) modeling and simulation software solutions to OEMs, government agencies and defence forces.

We approach the world’s defence markets by leveraging our global footprint and our in-country expertise. We have local presence and centres of excellence in key markets including the U.S., U.K., Canada, Germany, Australia, India and Singapore. We have developed global operating processes which allow us to place a high level of decision-making autonomy within the regions while leveraging the full breadth of our products, services and capabilities which results in greater efficiency and stronger customer relationships.

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters, maritime patrol and tanker/transport aircraft. We also offer simulation-based solutions for land and naval forces, including hands-on trainers and virtual maintenance trainers for the U.S. Army’s Abrams tank and Bradley fighting vehicle. We have designed the broadest range of military helicopter simulators in the world, and we have also developed more training systems for the C-130 Hercules transport aircraft than any other company. We have delivered simulation products and training systems to more than 50 defence operators in approximately 35 countries, including all of the U.S. services.

Training & Services/Military (TS/M)

Supplies turnkey training services, maintenance and support services, simulation-based professional services and in-service support solutions

Our TS/M segment provides turnkey training services and training systems integration expertise to global defence forces, such as the Medium Support Helicopter Aircrew Training Facility (MSHATF) at Royal Air Force (RAF) Benson in the U.K., the Operational Training Systems Provider (OTSP) program for the Canadian Forces, the German Army Aviation School at Buckeburg, and the KC-135 Aircrew Training System for the United States Air Force (USAF) at 13 U.S. and international bases. We also provide a range of training support services such as contractor logistics support, maintenance services and simulator training at approximately 70 sites around the world. TS/M additionally provides a variety of modeling and simulation-based professional and defence services, and offers a range of in-service support solutions such as systems engineering and lifecycle management.

Market trends and outlook

CAE’s military business has, since its inception, been globally diversified as the majority of global defence expenditures have been outside the Canadian domestic market. Approximately 1/3 of our business comes from the U.S.,1/3 from Europe and 1/3 from the rest of the world. Since our interests span across a broad range of over 50 national defence forces, our military business is diversified across markets experiencing various rates of defence expenditure.

Over the long term, we are encouraged by our prospects in defence and by the global trend of militaries increasing their use of simulation. This gives us confidence that simulation-based solutions will be well placed to address some of the budget challenges facing the defence establishment. We view CAE as fundamentally being part of the solution to achieving lower training costs while maintaining or improving readiness. Furthermore, emerging markets such as India, other Asian countries and the Middle East are planning growth in defence expenditures and we are well positioned in these regions.

We are currently working from a solid backlog and continue to see a broad pipeline of global opportunities despite known pressures on governments, mainly in the U.S., continental Europe and the U.K., to reduce defence spending in order to achieve fiscal reforms. These pressures have led to some program delays and reductions, which has made it more difficult to predict the timing and size of opportunities in the U.S. and Europe. Nations, such as Germany and the U.K., are in the process of reducing their force structures, which will result in fewer personnel requiring training on the affected platforms, which may impact our future business. Thus far, platforms involving helicopters and airlift/transport aircraft, which serve both defence and humanitarian operations, have been relatively less exposed to reductions when compared to platforms like combat aircraft (i.e. fighters). CAE is mainly involved with the air domain on platforms such as helicopters, transport aircraft, tankers, maritime patrol, and lead-in fighter trainer aircraft. CAE is fundamentally part of the solution to reducing costs while maintaining mission readiness. To date we have seen some of our defence customers move to increase their use of simulation-based training in an effort to achieve operational savings, and we expect this kind of activity to continue over the long term, even as force structures in some countries contract. The heads of defence forces and governments have expressed their explicit desire to move more training hours from actual weapon systems platforms to simulators as a means of achieving recurring savings. In the near term, though, the urgency of budget reductions has meant that the first priority for defence forces is finding areas to cut and then secondly, to look for ways to save going forward, which we believe will lead to increased use of simulation.

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Management’s Discussion and Analysis

We believe CAE is uniquely positioned in the current environment to be part of the solution to reducing the cost of military readiness. In addition to supporting the global installed base and new aircraft introductions, demand for our products and services should be driven by the:

  Explicit desire of governments and defence forces to increase the use of modeling and simulation;

  Growing demand for our specialized modeling and simulation-based products and services;

  High cost of operating live assets for training which leads to more use of simulation;

  Current nature of warfare which requires joint forces training and mission rehearsal;

  Growing demand for traditional home station training.

We have a good track record for delivering programs on time and on budget and we are well positioned to provide defence forces with solutions on a range of military platforms involving transport aircraft, aerial refueling tankers, helicopters, lead-in fighter trainers, and maritime patrol aircraft. These aircraft segments specifically include the C-130J Hercules transport aircraft, P-8A Poseidon and P-3C Orion maritime patrol aircraft, KC-46A tanker, A330 Multi-Role Tanker Transport, NH90 helicopter, M-346 and Hawk lead-in fighter trainers, S-70 and H-60 helicopter variants, CH-47 Chinook heavy-lift helicopter, Unmanned Aerial Systems (UAS) and other aircraft that form part of the backbone of defence forces globally. In the U.S., planned budget cuts have so far not impacted programs where CAE has a strong position, and we do not anticipate any impact to programs such as the MH-60S/R, C-130J, P-8A, and others. In the U.K., the announcement this summer that the Royal Air Force will acquire 14 additional CH-47 Chinook helicopters is positive news for our MSHATF. Our positive long-term outlook is supported by the expectation that aircraft types such as the C-130 and CH-47, which serve critical military as well as humanitarian roles, will continue to be in demand globally. These platforms involve high-demand and newer aircraft types with long program lives ahead of them and we believe this will drive opportunities for us over the next decade. We also continue to pursue new growth with the expansion of our core to defence domains such as land vehicle training and professional services.

Explicit desire of governments and defence forces to increase the use of modeling and simulation

Governments and defence forces have demonstrated an explicit desire to increase the use of modeling and simulation for analysis, training, and operational decision-making. These sentiments are expressed by militaries globally, especially by the U.S. and other defence forces facing budget challenges. Unlike civil aviation where the use of simulators for training is common practice, there are no requirements to train in simulators in defence, therefore the level of adoption has traditionally been much lower. Simulation offers a number of advantages that address an ever increasing global threat level and new economic constraints that are pressuring top-line defence spending. The cost savings from the use of modeling and simulation are considerable. The USAF estimates that live training is approximately 10 times more costly than simulation-based training. According to the Department of Defence Fiscal Year 2012 budget request, the USAF officials, in an effort to reduce costs, have proposed cutting the service’s flight training budget. The USAF promises that, by spending more time in “advanced simulator training”, aircrews will make up the lost flight training. The cost of fuel, detrimental environmental impacts, and significant wear and tear on weapon systems and aircraft all point to greater use of simulation and synthetic training. This type of training is critical for ensuring the readiness of global defence forces as they face new and challenging threats.

Growing demand for our specialized modeling and simulation-based products and services

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the defence market to strengthen relationships and position ourselves for future opportunities. OEMs are introducing new platforms that will drive worldwide demand for simulators and training. For example, Hawker Beechcraft is now offering the AT-6 light attack and armed reconnaissance aircraft, Boeing is developing a new maritime patrol aircraft called the P-8A Poseidon and has won the U.S. Air Force contract for new air refueling tankers, NH Industries is delivering the NH90 helicopter, Airbus Military is aggressively marketing the A330 MRTT, A400M and C-295 transport aircraft worldwide, Lockheed Martin is doubling production of the C-130 aircraft, Alenia Aermacchi is successfully marketing the M-346 advanced lead-in fighter trainer and Sikorsky is offering new models of its H-60 helicopter to armies and navies worldwide, all of which fuel the demand for new simulators and training, and for all of which we have products at different development and production stages.

Use of modeling and simulation for analysis and decision support

Traditionally, modeling and simulation have been used to support training. This specific application is well understood and employed by militaries and civilian agencies around the world. We believe there are growth opportunities in taking the simulation out of the simulator and applying simulation across the program lifecycle, including support for analysis and decision-making operations. We see governments and militaries looking to use simulation-based synthetic environments to support research and development programs, system design and testing, intelligence analysis, integration and exploitation, and to provide the decision support tools necessary to support mission planning in operations. As an example, we developed a National Modelling and Simulation Centre (NMSC) for the Ministry of Defence of Brunei. The NMSC is being used by the Royal Brunei Armed Forces and Ministry of Defence to analyze force structure options, evaluate and validate capabilities, develop doctrine and tactics, and support training and mission rehearsal exercises.

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Management’s Discussion and Analysis

Trend towards outsourcing of training and maintenance services

With finite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to find ways to save money and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost effectively. We have participated in contracts of this nature in Canada, Germany, Australia, the U.K. and the U.S. We announced last year that CAE USA was awarded an expected ten-year contract (subject to annual funding) to provide comprehensive KC-135 aircrew training services to the USAF. CAE USA is to be the prime contractor responsible for providing program management, academic and simulator instruction, maintenance and logistics services, training device upgrades, and relocation services for more than 3,500 USAF KC-135 tanker aircrews. The USAF has recently exercised the option for the second year of KC-135 aircrew training. In Australia, we have delivered a suite of KC-30A MRTT training devices and following entry into service, CAE will provide comprehensive training services, including classroom and simulator instruction to the Royal Australian Air Force.

Extension and upgrade of existing weapon system platforms

OEMs are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards. For example, several OEMs are offering global militaries operating C-130 aircraft a suite of avionics upgrades, which in turn leads to a requirement for major upgrades to existing C-130 training systems or potential new C-130 training systems. This is the case in the U.S., where Boeing is the prime contractor on the C-130 Avionics Modernization Program (AMP) for the USAF, and CAE has been contracted by Boeing to develop new C-130 AMP training devices. The USAF is also upgrading 52 legacy C-5 aircraft to the new C-5M configuration, which includes both avionics upgrades and a re-engining program. In the second quarter of fiscal 2011 we won a competitive contract to perform upgrades on the USAF’s C-5 training devices over the next several years. The award of the USAF KC-135 Aircrew Training System has provided CAE a contract vehicle for performing upgrades to all the KC-135 training devices resulting from major aircraft upgrades and simulator obsolescence, and CAE was recently awarded a contract modification to upgrade 11 KC-135 simulators on top of the contract to provide the KC-135 aircrew training services.

High cost of operating live assets for training which leads to more use of simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs, reduces operational demands on aircraft that are being depreciated faster than originally planned, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk.

Current nature of warfare which requires joint forces training and mission rehearsal

Demand for networking

Allies are cooperating and creating joint and coalition forces which are driving the demand for joint and networked training and operations. Training devices can be networked to train different crews and allow for networked training across a range of platforms.

Growing adoption of synthetic training for mission rehearsal

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Simulation technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, at CAE’s Medium Support Helicopter Aircrew Training Facility in the United Kingdom, CAE has provided pre-deployment training to the Royal Air Force and other allied forces prior to Afghanistan deployments.

Growing demand for traditional home station training

With the United States and allies in the process of reducing the number of troops deployed to support operations in Iraq and Afghanistan, there will be a growing demand for traditional home station training. When the troops are not involved in actual operations, military forces need to train to maintain the troops’ skills and readiness. Most militaries expect to rebalance the mix of live, virtual and constructive training. For example, the U.S. Army is planning to reduce the use of live training ranges and transfer some of this training to virtual and constructive simulation to save money. This will ultimately create opportunities for training devices and training services. However, most militaries are also planning to reduce force levels, which will impact the existing and future training infrastructure required.

NEW CORE MARKETS (NCM)

Healthcare market

Simulation-based training is becoming recognized as one of the most effective ways to prepare healthcare professionals to care for patients and respond to critical situations while reducing the overall risk to patients. Through acquisitions and partnerships with experts in the healthcare field, we are leveraging our knowledge, experience and best practices in simulation-based aviation training to work with healthcare experts to deliver innovative education, technologies and service solutions to improve the safety and efficiency of this industry. Our objective is to offer realistic and comprehensive tools that will help practitioners sharpen their skills and prepare for better patient outcomes. Our offering, which integrates simulation and modeling, ranges from creating learning programs to deploying a wide range of specialty-based simulators.

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Management’s Discussion and Analysis

We generate revenue in five main areas: patient simulators, surgical simulators, ultrasound simulators, learning modules/curriculum and centre management system. Our patient simulators offer a high level of believability and life-like accuracy and teach healthcare professionals to intervene quickly in trauma scenarios with appropriate clinical measures. Our surgical simulators incorporate haptic technology designed to allow students and surgeons to practice and acquire skills to perform minimally invasive procedures, including bronchoscopies, endoscopies and cardiac valve replacements. Our ultrasound simulators combine e-learning, a mannequin and real time 3D animated display that allows students and physicians to become familiar with diagnostic bedside ultrasound. Our simulation learning programs, such as our learning modules, e-learning and mobile applications provide simulation tools which can be embedded within hospital work environments or large teaching institutions which maximize time available for student-learning through remote delivery of content and allows for self-guided learning experiences and assessment. Our medical simulation centre solutions are designed to simplify the logistics behind managing complex simulation, assessment, recording and debriefing, scheduling and event activities and student learning.

During the quarter, we acquired Medical Education Technologies, Inc. (METI), a worldwide leader in medical simulation technologies and education software. The acquisition allows CAE to gain important global market access, to significantly expand its product and services offering and to become a leader in simulation-based technology for healthcare. METI’s main operations are located in a state-of-the-art facility in Sarasota, Florida, USA, as well as in Hungary and Germany. METI has over 200 employees and works with a team of 50 clinical educators. The entire family of METI simulators, including baby, pediatric and adult, are designed to mimic human medical scenarios including trauma, heart attack, drug overdose and effects of bioterrorism. The acquisition of METI provides CAE Healthcare with a broad-reaching platform upon which to extend its full solutions offering. Approximately 6,000 METI simulators are in use worldwide by medical schools, nursing schools, hospitals, defence forces and other entities involved in healthcare education and training. METI has a network of more than 40 distributors in 40 countries.

Market trends and outlook

The Healthcare simulation-based market is today focused mainly on education. Our vision is for CAE Healthcare to lead broad adoption of simulation-based training solutions for healthcare clinicians, improve patient safety and ultimately save more lives. We are a company committed to providing technologically advanced learning tools and the integration platforms educators need to fully alter the learning process and to meet the highest standards.

Medical simulation allows healthcare practitioners to practice procedures in an environment where errors do not result in unwanted circumstances. Medical errors result in 50,000 to 100,000 fatalities per year in the U.S. alone, according to the Institute of Medicine's (IOM) published report, “To Err is Human: Building a Safer Health System”. Medical simulators can help to reduce procedural errors by working to fundamentally change the competency assessment and training of healthcare personnel, just as flight simulators revolutionized pilot certification and training decades ago.

The demand for our products and services is driven by the:

  Use of patient simulators;

  Increased adoption of minimally-invasive surgery;

  Advances in imaging technology applications in healthcare;

  Increasing healthcare costs;

  Service providers shortages.

Use of patient simulators

Patient simulators are the most commonly used simulators in the healthcare education and training markets. Patient simulators have been designed and developed to support a variety of applications in the education and training of clinicians. Human patient simulation provides an opportunity to reduce medical errors and their severity while improving patient care by enabling tailored clinical learning experiences to provide opportunities to train for high-risk, low-frequency events.

Human patient simulation can also provide clinicians with an opportunity to practice care for a simulated patient with acute problems, such as airway obstruction or cardiac arrest, hemorrhage, shock, or various other common emergent situations. Using simulators, healthcare team members can work through each clinical situation by assessing the presenting symptoms, providing appropriate interventions, and managing the simulator’s response to the various treatments.

Increased adoption of minimally-invasive surgery

Minimally-invasive surgery (MIS) is accomplished through small surgical incisions, specialized surgical instruments, and endoscopic or other alternative surgical imaging. Due to the advantages of MIS (reduced patient trauma and shorter hospitalization periods), it has seen increased adoption and utilization in a number of previously invasive surgical procedures. Continuing advances in surgical technology and MIS techniques for a variety of procedures have established surgery as the leading market application for simulation technology in healthcare.

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Management’s Discussion and Analysis

Advances in imaging technology applications in healthcare

Advanced imaging technology integration into healthcare industry practices has increased due to regulatory healthcare reform, the development of affordable technology-driven products and growing industry awareness of the advantages of technology implementation. Increasing patient awareness of alternative technological options in surgery and other medical procedures has also helped to pressure insurers and service providers into accepting and implementing IT technologies and advanced imaging technologies. For example, bedside ultrasonography has become an invaluable tool in the management of critically ill patients. The hand-carried ultrasound (HCU) has tremendous potential to immediately provide diagnostic information at the bedside not assessable by a physical examination alone. Provided that physicians performing point-of-care examinations with the HCU have adequate training, the HCU has the potential to become a tremendous advantage for bedside assessment and treatment of intensive care unit (ICU) patients.

Increasing healthcare costs

Growth and costs of primary care services are correlated to general population growth and healthcare coverage expansion. Longer life expectancy and the baby boomer generation have generated significant demand for services associated with chronic illnesses and aging populations. In addition, general consensus exists among health economists that the rise in healthcare costs and spending is principally the result of widespread adoption of medical technologies and a greater number of advanced medical services and treatments during inpatient and outpatient visits. Widespread adoption of medical technologies and a greater number of advanced medical services could ultimately translate into higher demand for training products and services.

Service providers shortages

Specialty medicine is expected to experience physician shortages including general surgeons, ophthalmologists, orthopedic surgeons, urologists, psychiatrists, and radiologists. The number of medical school graduates entering primary care or family medicine has steadily declined due to the allure of specialty-medicine practices where consistency of lower workloads, higher pay, greater exposure to technology, and a less stressful lifestyle all contribute to a more attractive option. Virtual medical and surgical simulators will aid in the education and training of physicians and medical professionals, by helping to relieve bottlenecks and improve the effectiveness of training. An aging population is driving an increasing need for healthcare delivery while the aging healthcare workforce is resulting in increasing turnover risk at hospitals. According to the U.S. Department of Health and Human Services, "the U.S. will require 1.2 million new RNs [Registered Nurses] by 2014 to meet the nursing needs of the country, 500,000 to replace those leaving practice and an additional 700,000 new RNs to meet growing demands for nursing services". As students graduate and move into clinical practice, there is a growing need among hospitals for on-boarding programs that transition the new nurse to competent practitioner effectively and efficiently. Simulation is now moving from the academic setting into clinical practice as a means to provide a safe environment for clinical training.

Mining market

We have customers in over 90 countries that are currently supported by our offices in Canada, the U.S., the U.K., South Africa, Australia, India, Kazakhstan, Brazil, Peru and Chile. We provide products and services for open pit and underground operations to mining organizations, from large diversified miners to junior miners and consultancies.

We generate revenue by delivering solutions in all parts of the mining market value chain. Solutions consist of one or more products or services from our five lines of business. Our software is used for managing geotechnical data, geological modeling for economic evaluation, mine strategy, design and production. Our consulting services provide advice for concept, pre-feasibility and feasibility studies along with mine planning services for operating mines. Our training services range from teaching the fundamentals of using our software to in-depth professional development covering complex multi-disciplinary techniques. Our remote sensing devices are used to capture images of mine faces that are used to create 3D images for structural analysis. Our operations centres provide services to design, construct, integrate and manage operation centres.

Market trends and outlook

Our technology and services are used by customers to increase productivity and improve safety. The factors driving demand for our technology and services are:

  Greater need for operational efficiency to optimize yields from currently operating mines;

  Increased activity in exploration and mining due to higher commodity prices;

  Industry skills shortages due to rapid expansion in new mines;

  Declining grades and higher energy consumption resulting in increased cost of extraction;

  Safety concerns.

Greater need for operational efficiency to optimize yields from currently operating mines

In the last 30 years the average grade of ore bodies has halved, while the waste removed to access the minerals has more than doubled. Currently the industry enjoys high metal prices and low cost energy, however in the near future pressures such as carbon pricing and volatility in metal prices will put significant strain on margins. A different approach is needed within the industry to maximize value and maintain the viability of current operations, to focus on maximizing metal recovery instead of simply maximizing throughput.

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Management’s Discussion and Analysis

Increased activity in exploration and mining due to higher commodity prices

Commodity prices are driven by supply and demand. Increased consumerism and urbanization in emerging markets is fueling growth in demand for raw materials, particularly for bulk materials such as iron ore and coal although economic conditions in the U.S. and Europe are dampening growth in mature markets.

The world’s largest miners have collectively announced the investment of more than $300 billion for capital programs with over $120 billion planned for calendar 2011. Investment in new supply is increasingly focused on deposits in more remote territories or those requiring more complex development. Much of the exploration activity is being performed by junior miners who are investing in drilling programs to determine mineral resources and ore reserves.

Industry skills shortages due to rapid expansion in new mines

Skill shortages in many regions are putting upward pressure on wages and project costs. Without significant increases in the number of skilled workers or the introduction of new technology to expand production with fewer workers, growth in supply will be constrained.

Declining grades and higher energy consumption resulting in increased cost of extraction

Average grades have been trending lower while energy consumption has been on the rise, leading to a significant change in the cost base of the industry. Large mining organizations are requiring multi-disciplinary expertise to help address complex industry-wide challenges.

Safety concerns

Safety standards continue to be an area of focus for improvement through the use of technological advances and increased skills training to create a more highly skilled and better-educated work force. Mining companies are focusing on automated equipment, remote control of operations and simulation-based training of the workforce as means to improve overall safety.

4. FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	September 30	June 30		March 31
	2011	2011	Increase	2011	Increase
U.S. dollar (US$ or USD)	1.04	0.96	8%	0.97	7%
Euro (€)	1.40	1.40	-	1.38	1%
British pound (£ or GBP)	1.62	1.55	5%	1.56	4%

We used the average foreign exchange rates below to value our revenues and expenses:

	September 30	June 30	Increase /	September 30	Increase /
	2011	2011	(decrease)	2010	(decrease)
U.S. dollar (US$ or USD)	0.98	0.97	1%	1.04	(6%)
Euro (€)	1.38	1.39	(1%)	1.34	3%
British pound (£ or GBP)	1.58	1.58	-	1.61	(2%)

The effect of translating the results of our self-sustaining subsidiaries into Canadian dollars resulted in a decrease in this quarter’s revenue of $5.3 million and a decrease in net income of $0.8 million, when compared to the second quarter of fiscal 2011. For the first six months of fiscal 2012, the effect of translating the results of our self-sustaining subsidiaries into Canadian dollars resulted in a decrease in revenue of $5.5 million and a decrease in net income of $1.2 million when compared to the first six months of fiscal 2011.

Three areas of our business are affected by changes in foreign exchange rates:

  Our network of training centres
  Most of our training network revenue and costs are in local currencies. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on the network’s net profitability and net investment. Under IFRS, gains or losses in the net investment in a foreign operation that result from changes in foreign exchange rates are deferred in the foreign currency translation adjustment (other reserves), which is part of the equity section of the statement of financial position. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the income statement and an impact on year-to-year and quarter-to-quarter comparisons.

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Management’s Discussion and Analysis

  Our simulation products operations outside of Canada (Germany, U.S., U.K., Australia and India)
  Most of the revenue and costs in these operations from foreign operations are generated in their local currency except for some data and equipment bought in different currencies from time to time as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar therefore have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars.

  Our simulation products operations in Canada
  Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), a significant portion of our annual revenue generated from Canada is in foreign currencies (mostly the U.S. dollar and the euro), while a significant portion of our expenses are in Canadian dollars.
  We generally hedge the milestone payments in sales contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. Since less than 100% of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the income statement.
  We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the current high-level volatility of the Canadian dollar versus the U.S. currency. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.
  To reduce the variability of specific U.S. and euro-denominated manufacturing costs, we hedge some of the foreign currency costs incurred in our manufacturing process.

5. NON-GAAP AND OTHER FINANCIAL MEASURES

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Backlog

Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

  For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;

  Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized the contract item and has received funding for it;

  For the TS/C and NCM segments, we include revenues from customers with both long-term and short-term contracts when these customers commit to paying us training fees, or when we reasonably expect them from current customers.

The book-to-sales ratio is the total orders divided by total revenue in the period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives: Capital used:

  For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and its current portion);

  For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and its current portion, royalty obligations, employee benefits obligations and other non-operating liabilities).

Source of capital:

- We add net debt to total equity to understand where our capital is coming from.

Capital expenditures (maintenance and growth) from property, plant and equipment

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

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Management’s Discussion and Analysis

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets not related to growth and dividends paid and adding proceeds from the sale of property, plant and equipment.

Gross profit

Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses and other (gains) losses – net.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion, and subtracting cash and cash equivalents.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held-for-sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held-for-sale).

Operating profit

Operating profit is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track operating profit because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Research and development expenses

Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations attributable to equity holders of the Company excluding interest expense, after tax, divided by the average capital employed.

Revenue simulator equivalent unit

Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If a FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

Segment operating income (loss)

Segment operating income or loss (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using segment operating profit, which excludes the net finance expense, income taxes, discontinued operations and other items not specifically related to the segment’s performance.

Unfunded backlog

Unfunded backlog is a non-GAAP measure that represents firm military orders we have received but have not yet executed for which funding authorization has not yet been obtained. We include unexercised options with a high probability that they will be exercised, but exclude indefinite-delivery/indefinite-quantity (IDIQ) contracts.

CAE Second Quarter Report 2012 | 15

Management’s Discussion and Analysis

6.	CONSOLIDATED RESULTS[2]
6.1	Results of our operations – second quarter of fiscal 2012

(amounts in millions, except per share amounts)		Q2-2012	Q1-2012	Q4-2011	Q3-2011	Q2-2011
Revenue		$433.5	427.9	465.6	410.8	388.0
Cost of sales		$296.0	288.3	311.0	274.8	258.8
Gross profit[2]		$137.5	139.6	154.6	136.0	129.2
As of % of revenue	%	31.7	32.6	33.2	33.1	33.3
Research and development expenses[2]		$15.9	15.2	12.9	9.2	9.8
Selling, general and administrative expenses		$59.8	62.3	67.1	61.4	55.2
Other (gains) losses - net		$(2.1)	(9.9)	(3.2)	(4.9)	(4.6)
Operating profit[2]		$63.9	72.0	77.8	70.3	68.8
As of % of revenue	%	14.7	16.8	16.7	17.1	17.7
Finance income		$(2.3)	(1.2)	(1.2)	(1.1)	(1.1)
Finance expense		$17.2	16.1	16.4	16.7	16.1
Finance expense - net		$14.9	14.9	15.2	15.6	15.0
Earnings before income taxes		$49.0	57.1	62.6	54.7	53.8
Income tax expense		$10.3	13.6	16.6	15.8	14.4
As a % of earnings before income taxes (tax rate)%		21	24	27	29	27
Net income		$38.7	43.5	46.0	38.9	39.4
Attributable to:
Equity holders of the Company		$38.4	43.1	45.5	38.5	39.1
Non-controlling interests		$0.3	0.4	0.5	0.4	0.3
		$38.7	43.5	46.0	38.9	39.4
Earnings per share (EPS) attributable to equity holders
of the Company
Basic EPS		$0.15	0.17	0.18	0.15	0.15
Diluted EPS		$0.15	0.17	0.18	0.15	0.15

Revenue was 1% higher compared to last quarter and 12% higher than the second quarter of fiscal 2011

Revenue was $5.6 million higher than last quarter mainly because:

  NCM’s revenue increased by $8.9 million, or 78%, mainly due to higher revenue from CAE Healthcare, resulting primarily from the integration of METI, which was acquired during the quarter;

  SP/C’s revenue increased by $6.5 million, or 8%, mainly due to higher production levels resulting from an increase in order intake;

  TS/M’s revenue decreased by $5.7 million, or 8%, mainly due to a lower level of activity in our Professional Services business in North America;

  TS/C’s revenue decreased by $4.9 million, or 4%, mainly due to the negative effect from the seasonally weaker demand in Europe and North America. The decrease was partially offset by the positive effect from a stronger U.S. dollar against the Canadian dollar;

  SP/M’s revenue remained stable.

Revenue was $45.5 million higher than the second quarter of fiscal 2011 largely because:

  SP/C’s revenue increased by $29.6 million, or 47%, mainly due to higher production levels resulting from an increase in order intake and more revenue recorded for simulators already manufactured for which we signed sales contracts during the quarter, partially offset by less favourable hedging rates;

  NCM’s revenue increased by $12.2 million, or 151%, mainly due to higher revenue from CAE Healthcare, resulting primarily from the integration of METI, which was acquired during the quarter, in addition to more revenue from CAE Mining;

  TS/C’s revenue increased by $9.2 million, or 8%, mainly due to higher revenue generated in North and South America, Europe and the emerging markets, as well as the integration into our results of CHC Helicopter’s Helicopter Flight Training Operations (CHC Helicopter’s HFTO). The increase was partially offset by the negative effect from a stronger Canadian dollar against the U.S. dollar and a lower contribution from CAE Global Academy;

  TS/M’s revenue decreased by $4.3 million, or 6%, mainly due to a lower level of activity in our Professional Services business in the U.S. combined with less training activity in Europe;

  SP/M’s revenue remained stable.

2 Non-GAAP and other financial measures (see Section 5).

16 | CAE Second Quarter Report 2012

Management’s Discussion and Analysis

Revenue year to date was $861.4 million, 14% or $107.0 million higher than the same period last year, largely because:

  SP/C’s revenue increased by $48.7 million, or 37%, mainly due to higher production levels resulting from an increase in order intake and revenue mix, partially offset by less favourable hedging rates;

  TS/C’s revenue increased by $23.3 million, or 11%, mainly due to higher revenue generated in North and South America, Europe and the emerging markets, as well as the integration into our results of CHC Helicopter’s HFTO. The increase was partially offset by the negative effect from the stronger Canadian dollar against the U.S. dollar and a lower contribution from CAE Global Academy;

  SP/M’s revenue increased by $18.2 million, or 7%, mainly due to higher revenue on various programs executed in the U.S. and to the integration of RTI International’s Technology Assisted Learning (TAL) business unit, acquired in February 2011. The increase was partially offset by a lower level of activity on our Australian Helicopter programs, the completion of a Canadian helicopter program in fiscal 2011 and an unfavourable foreign exchange impact on the translation of U.S. operations;

  NCM’s revenue increased by $15.9 million, or 101%, mainly due to more revenue from CAE Healthcare, resulting primarily from the integration of METI, which was acquired during the quarter, and higher revenue from CAE Mining;

  TS/M’s revenue remained stable.

You will find more details in Results by segment.

Operating profit was $8.1 million lower than last quarter and $4.9 million lower compared to the second quarter of fiscal 2011

Operating profit for this quarter was $63.9 million, or 14.7% of revenue, compared to $72.0 million or 16.8% of revenue last quarter and $68.8 million or 17.7% of revenue in the second quarter of fiscal 2011. Excluding charges of $8.4 million related to the acquisition and integration of METI, which was acquired during the quarter, operating profit would have been $72.3 million.

Operating profit decreased by 11% compared to last quarter. Decreases in segment operating income of $7.9 million, $6.0 million and $1.3 million for TS/C, NCM and TS/M respectively, were partially offset by increases of $5.0 million for SP/C and $2.1 million for SP/M.

Operating profit decreased by 7% over the second quarter of fiscal 2011. Decreases in segment operating income of $7.3 million, $4.2 million and $4.2 million for NCM, SP/M and TS/M respectively, were partially offset by increases of $6.8 million for SP/C and $4.0 million for TS/C.

For the first six months of fiscal 2012, operating profit was $135.9 million, which was $1.4 million or 1% higher than operating profit for the same period last year. Increases in segment operating income of $12.7 million for TS/C and $6.9 million for SP/C were partially offset by decreases of $8.0 million, $7.5 million and $2.7 million for NCM, TS/M and SP/M respectively. Excluding charges of $8.4 million related to the acquisition and integration of METI, which was acquired during the quarter, operating profit would have been $144.3 million for the first six months of fiscal 2012.

You will find more details in Results by segment.

Net finance expense was stable compared to last quarter and stable compared to the second quarter of fiscal 2011

The net finance expense was stable compared to last quarter. Increased interest expense mainly resulting from the new private placement of senior notes issued this quarter was offset by higher interest income on long-term receivables.

The net finance expense was stable compared to the second quarter of fiscal 2011. Higher interest expense mainly resulting from an increase in debt volume and other finance expense was offset by an increase in capitalized interest for assets under construction and an increase in interest income on long-term receivables.

For the first six months of fiscal 2012, the net finance expense was $29.8 million, which was $0.6 million higher than the same period last year. The increase was mainly due to an increase in debt and other finance expense, partially offset by an increase in capitalized interest for assets under construction and an increase in interest income on long-term receivables.

Effective income tax rate was 21% this quarter

Income taxes this quarter were $10.3 million, representing an effective tax rate of 21%, compared to 24% last quarter and 27% for the second quarter of fiscal 2011. Income taxes for the first six months of fiscal 2012 were $23.9 million, representing an effective tax rate of 23%, compared to 28% for the same period last year.

The decrease in the effective tax rate this quarter was mainly attributable to the recognition of previously unrecognized tax assets resulting from net operating losses in the U.S. triggered by the acquisition of METI this quarter.

Excluding that element, the income tax expense this quarter would have been $13.5 million, representing an effective tax rate of 28%.

CAE Second Quarter Report 2012 | 17

Management’s Discussion and Analysis

6.2 Consolidated orders and backlog

Our consolidated backlog was $3,648.2 million at the end of this quarter. New orders of $563.4 million were added this quarter, partially offset by $433.5 million in revenue generated from the backlog. The positive adjustment of $55.1 million was mainly due to foreign exchange.

Backlog up 5% compared to last quarter
	Three months ended	Six months ended
(amounts in millions)	September 30, 2011	September 30, 2011
Backlog, beginning of period	$3,463.2	$3,449.0
+ orders	563.4	1,014.3
- revenue	(433.5)	(861.4)
+ / - adjustments (mainly F/X)	55.1	46.3
Backlog, end of period	$3,648.2	$3,648.2

The book-to-sales ratio for the quarter was 1.30x. The ratio for the last 12 months was 1.15x.

You will find more details in Results by segment.

7. RESULTS BY SEGMENT

We manage our business and report our results in five segments:

Civil segments:

  Training & Services/Civil (TS/C);

  Simulation Products/Civil (SP/C).

Military segments:

  Simulation Products/Military (SP/M);

  Training & Services/Military (TS/M).

  New Core Markets (NCM) segment.

Transactions between segments are mainly transfers of simulators from SP/C to TS/C and are recorded at cost at the consolidated level.

If we can measure a segment’s use of jointly used assets, costs and liabilities (mostly corporate costs), we allocate them to the segment in that proportion. If we cannot measure a segment’s use, we allocate in proportion to the segment’s cost of sales.

KEY PERFORMANCE INDICATORS

Segment operating income (loss)
(amounts in millions, except operating margins)		Q2-2012	Q1-2012	Q4-2011	Q3-2011	Q2-2011
Civil segments
Training & Services/Civil		$27.6	35.5	25.3	24.2	23.6
	%	23.2	28.6	20.9	21.4	21.5
Simulation Products/Civil		$14.7	9.7	9.4	7.9	7.9
	%	15.9	11.3	12.3	11.8	12.5
Military segments
Simulation Products/Military		$20.9	18.8	34.0	28.6	25.1
	%	15.4	13.9	19.0	18.6	18.3
Training & Services/Military		$9.3	10.6	12.0	10.9	13.5
	%	14.2	14.9	15.4	16.5	19.3
New Core Markets		$(8.6)	(2.6)	(3.9)	(1.3)	(1.3)
Total segment operating income (SOI)		$63.9	72.0	76.8	70.3	68.8
Reversal of restructuring provision		$-	-	1.0	-	-
Operating profit		$63.9	72.0	77.8	70.3	68.8

18 | CAE Second Quarter Report 2012

			Management’s Discussion and Analysis

Capital employed[3]

(amounts in millions)	Q2-2012	Q1-2012	Q4-2011	Q3-2011	Q2-2011
Civil segments
Training & Services/Civil	$1,149.7	1,083.8	1,070.0	1,019.1	1,048.3
Simulation Products/Civil	$62.9	83.4	58.7	86.8	83.5
Military segments
Simulation Products/Military	$262.5	282.7	197.9	224.1	189.4
Training & Services/Military	$190.7	205.2	177.7	182.4	190.9
New Core Markets	$181.9	44.6	40.4	33.5	26.3
	$1,847.7	1,699.7	1,544.7	1,545.9	1,538.4

7.1 Civil segments

SECOND QUARTER OF FISCAL 2012 EXPANSIONS AND NEW INITIATIVES3

  We, through Emirates-CAE Flight Training (ECFT), the joint venture between Emirates Group and CAE, announced the opening of a second facility in Dubai, United Arab Emirates, in 2012, which will be dedicated to providing training to airline pilots and aviation maintenance technicians in support of the growing number of startup airlines in the region;

  We, together with Baltic Aviation Academy (BAA), based in Vilnius, Lithuania, announced an agreement whereby we become BAA's provider of choice for FFS requirements. Initially, BAA will lease an Airbus A320 FFS from CAE and will locate it to Vilnius.
  We will gain market access and provide pilot training for BAA customers from Eastern Europe and the Commonwealth of Independent States for a variety of aircraft types at CAE European training centres;

  We announced that we are initiating commercial pilot training operations for the Airbus A320, Boeing 737NG and Boeing 737 Classic aircraft types at Prague-Ruzyne Airport in the Czech Republic. We will relocate a B737NG FFS to the Czech Airlines (CSA) training centre. We will also offer wet and dry third-party training to the emerging airlines in Eastern Europe on two FFSs owned by Czech Airlines for the Boeing 737 Classic and the A320;

  We, together with Bombardier, announced the addition of a Level D FFS for Challenger 300 aircraft training to be deployed at Bombardier's training centre in Montréal, Canada, in the second half of calendar 2012;

  We announced the installation of a new FFS at our CAE SimuFlite training centre in Dallas/Fort Worth, Texas, USA, to provide training for operators of the Gulfstream G450 and Gulfstream G550 aircraft types;

  We introduced a new program, the CAE SimfinityTM Virtual Ground School, the first web-based regulated recurrent training program for business aircraft pilots to receive approval from the U.S. Federal Aviation Administration (FAA), reinforcing our position as a training innovator;

  We introduced CAE RealCase, a program which allows us to become the first business aircraft training organization to incorporate recent real-life event scenarios into recurrent pilot training courses across a global network using a proven case study approach.

COMBINED FINANCIAL RESULTS
(amounts in millions, except operating margins)		Q2-2012	Q1-2012	Q4-2011	Q3-2011	Q2-2011
Revenue		$211.7	210.1	197.2	179.9	172.9
Segment operating income		$42.3	45.2	34.7	32.1	31.5
Operating margins	%	20.0	21.5	17.6	17.8	18.2
Backlog		$1,466.0	1,311.6	1,290.3	1,098.5	1,000.0

The combined civil book-to-sales ratio was 1.59x for the quarter and 1.35x on a trailing 12-month basis.

TRAINING & SERVICES/CIVIL

TS/C obtained contracts this quarter expected to generate future revenues of $245.5 million, including:

  An agreement which was effective July 1, 2011, through the Asian Aviation Centre of Excellence, a joint venture between CAE and AirAsia, to perform the complete training of all of AirAsia’s pilots, cabin crew and maintenance and ground services personnel;

  An extension of existing pilot training contracts with TAM Linhas Aereas, Latin America’s largest airline;

  A new contract with GoJet Airlines LLC, a wholly owned subsidiary of Trans States Holdings Inc., for Bombardier CRJ700 pilot training;

  A new contract with Hainan Aviation Academy in China for pilot training on Hawker Beechcraft 800, 800XP, and 800XPi aircraft types;

  An extension of a pilot training contract with XOJET for Bombardier Challenger 300, Cessna Citation X and Hawker Beechcraft 800XP pilot training;

  A new contract with a Spain-based regional airline for pilot training;

  An extension of an A320 training services agreement with Silk Air, based in Singapore;

  A new contract with a business aircraft operator in China for pilot training on Bombardier, Gulfstream and Hawker Beechcraft aircraft types;

  A new contract with a leading fractional aircraft ownership company for training of Embraer 300 pilots and maintenance technicians.

3 Non-GAAP and other financial measures (see Section 5).

CAE Second Quarter Report 2012 | 19

Management’s Discussion and Analysis

Financial Results
(amounts in millions, except operating margins, RSEU and
FFSs deployed)		Q2-2012	Q1-2012	Q4-2011	Q3-2011	Q2-2011
Revenue		$119.1	124.0	121.0	113.2	109.9
Segment operating income		$27.6	35.5	25.3	24.2	23.6
Operating margins	%	23.2	28.6	20.9	21.4	21.5
Depreciation and amortization		$20.0	19.6	19.5	18.9	18.6
Property, plant and equipment expenditures		$39.0	23.3	27.5	17.1	22.4
Intangible assets and other assets expenditures		$2.4	1.9	2.3	2.8	1.1
Capital employed		$1,149.7	1,083.8	1,070.0	1,019.1	1,048.3
Backlog		$1,125.4	970.5	986.5	774.2	695.3
RSEU[4]		139	137	132	132	131
FFSs deployed		165	160	156	152	151

Comparative figures for fiscal 2011 quarters have been restated to exclude NCM.

Revenue down 4% compared to last quarter and up 8% over the second quarter of fiscal 20114

The decrease over last quarter was mainly attributable to the negative effect from the seasonally weaker demand in Europe and North America. The decrease was partially offset by the positive effect from a stronger U.S. dollar against the Canadian dollar.

The increase over the second quarter of fiscal 2011 was mainly due to higher revenue generated in North and South America, Europe and the emerging markets, as well as the integration into our results of CHC Helicopter’s HFTO. The increase was partially offset by the negative effect from a stronger Canadian dollar against the U.S. dollar and a lower contribution from CAE Global Academy.

Revenue year to date was $243.1 million, $23.3 million or 11% higher than the same period last year. The increase was mainly due to higher revenue generated in North and South America, Europe and the emerging markets, as well as the integration into our results of CHC Helicopter’s HFTO. The increase was partially offset by the negative effect from the stronger Canadian dollar against the U.S. dollar and a lower contribution from CAE Global Academy.

Segment operating income down 22% from last quarter and up 17% over the second quarter of fiscal 2011

Segment operating income was $27.6 million (23.2% of revenue) this quarter, compared to $35.5 million (28.6% of revenue) last quarter and $23.6 million (21.5% of revenue) in the second quarter of fiscal 2011.

Segment operating income decreased by $7.9 million, or 22%, from last quarter. The decrease was mainly attributable to gains from strategic expansion initiatives which were $5.9 million lower than the prior quarter. Additionally, segment operating income was lower due to the seasonally weaker demand, as mentioned above. The decrease was partially offset by the positive effect from a stronger U.S. dollar against the Canadian dollar.

Segment operating income increased by $4.0 million, or 17%, over the second quarter of fiscal 2011. The increase was mainly due to higher segment operating income generated in North and South America, Europe and the emerging markets. Also, segment operating income benefited from the favourable impact resulting from the revaluation of non-cash working capital accounts denominated in foreign currencies, as well as the integration into our results of CHC Helicopter’s HFTO. The increase was partially offset by a lower contribution from CAE Global Academy.

Segment operating income year to date was $63.1 million (26.0% of revenue), $12.7 million or 25% higher than the same period last year. The increase was mainly attributable to gains from strategic expansion initiatives and higher segment operating income generated in North and South America, Europe and the emerging markets as well as the integration into our results of CHC Helicopter’s HFTO. The increase was partially offset by a lower contribution from CAE Global Academy.

Property, plant and equipment expenditures at $39.0 million this quarter

Maintenance capital expenditures were $5.2 million for the quarter and growth capital expenditures were $33.8 million. As the civil aviation market trends and outlook point to prolonged global growth, we continue to selectively invest in our training network to keep pace with the growth of our customers, especially in the emerging markets, in both the commercial and business aviation sectors.

Capital employed increased by $65.9 million over last quarter

The increase in capital employed was mainly due to the impact of movements in foreign exchange rates and to investments in our network. The increase was partially offset by a reduction of our investment in non-cash working capital.

4 Non-GAAP and other financial measures (see Section 5).

20 | CAE Second Quarter Report 2012

	Management’s Discussion and Analysis

Backlog was at $1,125.4 million at the end of the quarter
	Three months ended	Six months ended
(amounts in millions)	September 30, 2011	September 30, 2011
Backlog, beginning of period	$970.5	$986.5
+ orders	245.5	350.4
- revenue	(119.1)	(243.1)
+ / - adjustments (mainly F/X)	28.5	31.6
Backlog, end of period	$1,125.4	$1,125.4

This quarter's book-to-sales ratio was 2.06x. The ratio for the last 12 months was 1.51x.

SIMULATION PRODUCTS/CIVIL

SP/C was awarded contracts for the following 8 FFSs this quarter:

  One Airbus A320 FFS to the Asian Aviation Centre of Excellence, a joint venture between CAE and AirAsia;

  One Airbus A320 FFS to NITA/Russian Ministry of Transport;

  One Airbus A330 FFS to Gulf Aviation Academy;

  One Airbus A330 FFS to Lufthansa Flight Training GmbH;

  One Airbus A380 FFS to Thai Airways International;

  One Boeing 777-300ER FFS to Cathay Pacific Airways;

  One Boeing 777-300ER FFS to an undisclosed customer;

  One Embraer Phenom 100 FFS to China Southern West Australian Flying College, a joint venture between CAE and China Southern Airlines (also known as CAE Global Academy Perth).

This brings SP/C’s order intake for the year to 19 FFSs.

Financial Results
(amounts in millions, except operating margins)		Q2-2012	Q1-2012	Q4-2011	Q3-2011	Q2-2011
Revenue		$92.6	86.1	76.2	66.7	63.0
Segment operating income		$14.7	9.7	9.4	7.9	7.9
Operating margins	%	15.9	11.3	12.3	11.8	12.5
Depreciation and amortization		$1.8	1.8	1.6	1.8	1.8
Property, plant and equipment expenditures		$1.1	1.1	1.3	1.4	2.5
Intangible assets and other assets expenditures		$5.7	3.9	4.4	4.0	2.9
Capital employed		$62.9	83.4	58.7	86.8	83.5
Backlog		$340.6	341.1	303.8	324.3	304.7

Revenue up 8% from last quarter and up 47% from the second quarter of fiscal 2011

The increase over last quarter was mainly due to higher production levels resulting from an increase in order intake.

The increase over the second quarter of fiscal 2011 was mainly due to higher production levels resulting from an increase in order intake and more revenue recorded for simulators already manufactured for which we signed sales contracts during the quarter, partially offset by less favourable hedging rates.

Revenue year to date was $178.7 million, 37% or $48.7 million higher than the same period last year. The increase was mainly due to higher production levels resulting from an increase in order intake and revenue mix, partially offset by less favourable hedging rates.

Segment operating income up 52% from last quarter and up 86% compared to the second quarter of fiscal 2011

Segment operating income was $14.7 million (15.9% of revenue) this quarter, compared to $9.7 million (11.3% of revenue) last quarter and $7.9 million (12.5% of revenue) in the second quarter of fiscal 2011.

The increase over last quarter was mainly due to an improvement in project margins, an increase in volume and lower selling, general and administrative expenses. The increase was partially offset by an unfavourable impact resulting from the revaluation of non-cash working capital accounts denominated in foreign currencies.

The increase over the second quarter of fiscal 2011 was mainly due to increased volume and an improvement in project margins, partially offset by less favourable hedging rates.

Segment operating income for the first six months of the year was $24.4 million (13.7% of revenue), 39% or $6.9 million higher than the same period last year. The increase was mainly due to increased volume and an improvement in project margins, partially offset by less favourable hedging rates.

Capital employed decreased by $20.5 million over last quarter

Capital employed decreased from last quarter mainly due to a decrease in inventory and an increase in contracts in progress liabilities, primarily resulting from an increase in order intake, partially offset by a decrease in accounts payable and accrued liabilities.

CAE Second Quarter Report 2012 | 21

Management’s Discussion and Analysis

Backlog stable compared to last quarter
	Three months ended	Six months ended
(amounts in millions)	September 30, 2011	September 30, 2011
Backlog, beginning of period	$341.1	$303.8
+ orders	91.4	216.3
- revenue	(92.6)	(178.7)
+ / - adjustments (mainly F/X)	0.7	(0.8)
Backlog, end of period	$340.6	$340.6

This quarter's book-to-sales ratio was 0.99x. The ratio for the last 12 months was 1.12x.

7.2 Military segments

SECOND QUARTER OF FISCAL 2012 EXPANSIONS AND NEW INITIATIVES

  We, in conjunction with Aeronautics, a leading manufacturer and supplier of unmanned system, signed a strategic teaming agreement making CAE the preferred simulation and mission training solution provider for Aeronautics unmanned aerial systems (UAS);

  We upgraded the Royal Australian Air Force’s (RAAF) C-130J Hercules full-flight and mission simulator (FFMS) to provide additional tactical training capabilities. The simulator was upgraded with a new radar warning receiver (RWR) simulation which will be used to provide RAAF C-130J aircrews with early warning and threat detection alerts during training;

  We, in partnership with Hawker Beechcraft, continued supporting the marketing efforts of the AT-6 Light Attack and Armed Reconnaissance aircraft. We supported Hawker Beechcraft in demonstrating the CAE-built AT-6 unit training device at the annual Air Force Association conference and exhibition in Washington, DC;

  We entered into an agreement with Rossell India Ltd, subject to approval by Indian authorities, to establish a company in India to provide simulation and training solutions for projects primarily related to the local spending obligations in India for the aerospace and defence industry.

COMBINED FINANCIAL RESULTS
(amounts in millions, except operating margins)		Q2-2012	Q1-2012	Q4-2011	Q3-2011	Q2-2011
Revenue		$201.5	206.4	257.3	219.8	207.0
Segment operating income		$30.2	29.4	46.0	39.5	38.6
Operating margins	%	15.0	14.2	17.9	18.0	18.6
Backlog		$2,182.2	2,151.6	2,158.7	2,126.4	2,199.9

The combined military book-to-sales ratio was 1.02x for the quarter and 0.98x on a trailing 12-month basis.

The combined military unfunded backlog was $280.2 million at September 30, 2011.

SIMULATION PRODUCTS/MILITARY
SP/M was awarded $135.4 million in orders this quarter, including:

  Six additional operational flight trainers (OFTs) for the U.S. military. CAE will also develop a suite of desktop trainers;

  One CAE 3000 Series FFS replicating the AW139 helicopter to a Middle East customer;

  A range of upgrades to USAF’s KC-135 operational flight trainers (OFTs). This contract modification was awarded under the KC-135 Aircrew Training System (ATS) program;

  A contract to develop two Undergraduate Military Flight Officer (UMFO) Multi-Crew Simulators (MCS) for the U.S. Navy;

  Several upgrades to the German Air Force Tornado FMSs.

Financial results
(amounts in millions, except operating margins)		Q2-2012	Q1-2012	Q4-2011	Q3-2011	Q2-2011
Revenue		$136.0	135.2	179.3	153.7	137.2
Segment operating income		$20.9	18.8	34.0	28.6	25.1
Operating margins	%	15.4	13.9	19.0	18.6	18.3
Depreciation and amortization		$2.9	2.7	2.9	2.7	2.6
Property, plant and equipment expenditures		$3.0	2.8	3.2	2.5	2.6
Intangible assets and other assets expenditures		$4.3	3.5	3.8	4.2	2.4
Capital employed		$262.5	282.7	197.9	224.1	189.4
Backlog		$907.4	897.8	888.7	883.0	922.2

22 | CAE Second Quarter Report 2012

Management’s Discussion and Analysis

Revenue stable compared to last quarter and compared to the second quarter of fiscal 2011

Revenue was stable compared to last quarter. Significant progress made on various programs executed in North America was offset by a lower level of activity on European programs.

Revenue was stable compared to the second quarter of fiscal 2011. Lower volume on our European programs and our Australian Helicopter programs was offset by higher revenue on U.S. programs and revenue resulting from the integration of RTI International’s TAL business unit, acquired in February 2011.

Revenue year to date was $271.2 million, 7% or $18.2 million higher than the same period last year. The increase was mainly due to higher revenue on various programs executed in the U.S. and to the integration of RTI International’s TAL business unit, acquired in February 2011. The increase was partially offset by a lower level of activity on our Australian Helicopter programs, the completion of a Canadian helicopter program in fiscal 2011 and an unfavourable foreign exchange impact on the translation of U.S. operations.

Segment operating income up 11% from last quarter and down 17% from the second quarter of fiscal 2011

Segment operating income was $20.9 million (15.4% of revenue) this quarter, compared to $18.8 million (13.9% of revenue) last quarter and $25.1 million (18.3% of revenue) in the second quarter of fiscal 2011.

The increase from last quarter was primarily due to an improvement in margins on North American programs, resulting from lower research and development, and selling, general and administrative expenses. The increase was partially offset by lower volume and unfavourable impacts on European programs.

The decrease over the second quarter of fiscal 2011 was primarily due to a lower volume on European programs and higher research and development expenses this quarter, in addition to a favourable price adjustment on a specific European contract in the second quarter of fiscal 2011. The decrease was partially offset by increased activity in North America and the integration of RTI International’s TAL business unit, acquired in February 2011.

Segment operating income for the first six months of the year was $39.7 million (14.6% of revenue), 6% or $2.7 million lower than the same period last year. The decrease was mainly due to increased research and development expenses this year and the completion of a Canadian helicopter program in fiscal 2011. The decrease was partially offset by higher volume on programs executed in the U.S. and by the integration of RTI International’s TAL business unit, acquired in February 2011.

Capital employed decreased by $20.2 million over last quarter

The decrease from last quarter was mainly due to a decrease in accounts receivable and an increase in accounts payable and accrued liabilities.

Backlog stable compared to last quarter
	Three months ended	Six months ended
(amounts in millions)	September 30, 2011	September 30, 2011
Backlog, beginning of period	$897.8	$888.7
+ orders	135.4	281.6
- revenue	(136.0)	(271.2)
+ / - adjustments (mainly F/X)	10.2	8.3
Backlog, end of period	$907.4	$907.4

This quarter's book-to-sales ratio was 1.0x. The ratio for the last 12 months was 0.91x.

CAE Second Quarter Report 2012 | 23

Management’s Discussion and Analysis

TRAINING & SERVICES/MILITARY
TS/M was awarded $70.8 million in orders this quarter including:

  A contract from Cassidian to provide a range of maintenance and support services for the German Air Force’s Eurofighter FMSs and cockpit trainers over the next four years. We will also support the CAE Medallion visual system on the Eurofighter training devices as well as provide scenario generation services for the German Air Force;

  A contract option exercised by the United States Air Force for the second year of aircrew training services provided by CAE USA as the prime contractor on the KC-135 ATS program.

Financial results
(amounts in millions, except operating margins)		Q2-2012	Q1-2012	Q4-2011	Q3-2011	Q2-2011
Revenue		$65.5	71.2	78.0	66.1	69.8
Segment operating income		$9.3	10.6	12.0	10.9	13.5
Operating margins	%	14.2	14.9	15.4	16.5	19.3
Depreciation and amortization		$4.0	3.9	5.1	3.0	3.2
Property, plant and equipment expenditures		$2.6	3.0	3.2	1.2	1.9
Intangible assets and other assets expenditures		$0.3	0.2	0.3	0.2	0.2
Capital employed		$190.7	205.2	177.7	182.4	190.9
Backlog		$1,274.8	1,253.8	1,270.0	1,243.4	1,277.7

Revenue down 8% from last quarter and down 6% from the second quarter of fiscal 2011

The decrease from last quarter was mainly due to a lower level of activity in our Professional Services business in North America.

The decrease from the second quarter of fiscal 2011 was mainly due to a lower level of activity in our Professional Services business in the U.S. combined with less training activity in Europe.

Revenue year to date was $136.7 million, stable compared to the same period last year. Higher in-service support revenue for a number of contracts was offset by lower training revenue in Europe.

Segment operating income down by 12% over last quarter and down 31% over the second quarter of fiscal 2011

Segment operating income was $9.3 million (14.2% of revenue) this quarter, compared to $10.6 million (14.9% of revenue) last quarter and $13.5 million (19.3% of revenue) in the second quarter of fiscal 2011.

The decrease from last quarter was mainly due to the ramp-up of the U.S. KC-135 ATS program, partially offset by better execution of programs in Europe.

The decrease from the second quarter of fiscal 2011 was mainly due to the U.S. KC-135 ATS program, lower margins on some other training services in the U.S. and a lower dividend received from a U.K.-based TS/M investment.

Segment operating income for the first six months of the year was $19.9 million (14.6% of revenue), 27% or $7.5 million lower than the same period last year. The decrease was mainly due to the ramp-up of the U.S. KC-135 ATS program, lower margins on some other training services in the U.S. and a lower dividend received from a U.K.-based TS/M investment.

Capital employed decreased by $14.5 million over last quarter

The decrease from last quarter was mainly due to a lower investment in non-cash working capital primarily resulting from lower accounts receivable and higher accounts payable and accrued liabilities.

Backlog up 2% over last quarter
	Three months ended	Six months ended
(amounts in millions)	September 30, 2011	September 30, 2011
Backlog, beginning of period	$1,253.8	$1,270.0
+ orders	70.8	134.3
- revenue	(65.5)	(136.7)
+ / - adjustments (mainly F/X)	15.7	7.2
Backlog, end of period	$1,274.8	$1,274.8

This quarter's book-to-sales ratio was 1.08x. The ratio for the last 12 months was 1.15x.

24 | CAE Second Quarter Report 2012

Management’s Discussion and Analysis

7.3 New Core Markets

SECOND QUARTER OF FISCAL 2012 EXPANSIONS AND NEW INITIATIVES

CAE Healthcare expansions and new initiatives this quarter included the following:

  We acquired Medical Education Technologies, Inc. (METI), a worldwide leader in medical simulation technologies and educational software, for US$130 million. With this acquisition we gained a comprehensive line of patient simulators, a centre management system and library of learning modules;

  We acquired Haptica’s surgical simulation products and augmented reality technology. Haptica’s ProMIS™ surgical simulator and minimally invasive spine surgery simulator will be added to the core offerings of our surgical simulation division.

CAE Mining expansions and new initiatives this quarter included the following:

  We announced that CAE Mining signed an exclusive agreement to commercialise CSIRO’s Sirovision technology, a 3D image capturing and analysis technology developed for use in mining.

ORDERS
Major CAE Healthcare sales this quarter included:

  A sale to the Madigan Army Medical Center in Washington, U.S.A.;

  A sale to Ft. Bragg Womack Army Medical Center in North Carolina, U.S.A.;

  A sale to the New York University Simulation Center in New York, U.S.A.;

  A sale to Western Carolina University in North Carolina, U.S.A.

Major CAE Mining sales this quarter included:

  A sale to JSC Polymetal of geological modelling and mine planning systems in Russia;

  A sale to Negociación Minera Santa Maria de la Paz y Anexas S.A. de C.V. (Mexico) of geological modelling and mine planning systems and professional services in Mexico;

  A sale to Yamana Gold Inc. of geological modelling and mine planning systems in Brazil;

  A sale to a customer in Africa of geological modelling and mine planning systems.

Financial results
(amounts in millions)	Q2-2012	Q1-2012	Q4-2011	Q3-2011	Q2-2011
Revenue	$20.3	11.4	11.1	11.1	8.1
Segment operating loss	$(8.6)	(2.6)	(3.9)	(1.3)	(1.3)
Depreciation and amortization	$1.6	0.8	0.5	0.9	0.5
Property, plant and equipment expenditures	$1.0	0.3	0.9	1.0	1.1
Intangible assets and other assets expenditures	$2.9	2.6	2.1	1.8	2.8
Capital employed	$181.9	44.6	40.4	33.5	26.3

Revenue up 78% over last quarter and up 151% over the second quarter of fiscal 2011

The increase over last quarter was mainly due to higher revenue from CAE Healthcare, resulting primarily from the integration of METI, which was acquired during the quarter.

The increase over the second quarter of fiscal 2011 was mainly due to higher revenue from CAE Healthcare, resulting primarily from the integration of METI, which was acquired during the quarter, in addition to more revenue from CAE Mining.

Revenue year to date was $31.7 million, 101% or $15.9 million higher than the same period last year. The increase was mainly due to more revenue from CAE Healthcare, resulting primarily from the integration of METI, which was acquired during the quarter, and higher revenue from CAE Mining.

Segment operating loss up from last quarter and from the second quarter of fiscal 2011

Segment operating loss was $8.6 million this quarter, compared to $2.6 million last quarter and $1.3 million in the second quarter of fiscal 2011.

Segment operating loss for the first six months of the year was $11.2 million, $8.0 million higher than the same period last year.

The segment operating loss this quarter included $8.4 million of charges related to the acquisition and integration of METI, which was acquired during this quarter. These costs were primarily composed of severance costs, asset rationalization and acquisition costs.

Capital employed increased by $137.3 million over last quarter

The increase over last quarter was mainly due to the acquisition of METI during the quarter.

CAE Second Quarter Report 2012 | 25

Management’s Discussion and Analysis

8. CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

  Cash generated from operations, including timing of milestone payments and management of working capital;

  Capital expenditure requirements;

  Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

8.1 Consolidated cash movements

		Three months ended		Six months ended
	September 30		June 30	September 30
(amounts in millions)	2011	2010	2011	2011	2010
Cash provided by operating activities*	$61.9	$76.7	$72.2	$134.1	$147.0
Changes in non-cash working capital	67.3	(2.2)	(160.0)	(92.7)	(116.7)
Net cash provided by (used in) operating activities	$129.2	$74.5	$(87.8)	$41.4	$30.3
Maintenance capital expenditures[5]	(10.9)	(9.6)	(10.9)	(21.8)	(18.0)
Other assets	(4.2)	(3.8)	(4.8)	(9.0)	(8.8)
Proceeds from the disposal of property, plant
and equipment	3.5	1.3	23.7	27.2	1.3
Dividends paid	(8.3)	(10.1)	(8.7)	(17.0)	(17.7)
Free cash flow [5]	$109.3	$52.3	$(88.5)	$20.8	$(12.9)
Growth capital expenditures [5]	(35.8)	(20.9)	(19.6)	(55.4)	(33.9)
Capitalized development costs	(11.4)	(5.6)	(7.3)	(18.7)	(8.6)
Other cash movements, net	1.3	0.1	0.1	1.4	(8.0)
Business combinations, net of cash and cash
equivalents acquired	(126.1)	(3.3)	-	(126.1)	(19.6)
Joint ventures, net of cash and cash equivalents
acquired	(1.9)	-	(24.9)	(26.8)	(1.9)
Effect of foreign exchange rate changes on cash
and cash equivalents	6.1	2.6	0.2	6.3	3.0
Net (decrease) increase in cash before proceeds
and repayment of long-term debt	$(58.5)	$25.2	$(140.0)	$(198.5)	$(81.9)
* before changes in non-cash working capital

Free cash flow of positive $109.3 million this quarter

The increase over last quarter was mainly attributable to favourable changes in non-cash working capital, partially offset by lower proceeds from the disposal of property, plant and equipment and less cash provided by operating activities.

The increase over the second quarter of fiscal 2011 was mainly due to favourable changes in non-cash working capital, partially offset by less cash provided by operating activities.

Free cash flow year to date was positive $20.8 million, $33.7 million higher than in the same period last year. The increase was mainly attributable to higher proceeds from the disposal of property, plant and equipment and favourable changes in non-cash working capital, partially offset by less cash provided by operating activities and higher maintenance capital expenditures.

Capital expenditures of $46.7 million this quarter

Growth capital expenditures were $35.8 million this quarter and $55.4 million for the first six months of the year. We are continuing to selectively expand our training network to address additional market share and in response to training demands for our customers. Maintenance capital expenditures were $10.9 million this quarter and $21.8 million for the first six months of the year.

Business combinations, net of cash and cash equivalents acquired, of $126.1 million this quarter

The cash movement resulting from business combinations, net of cash and cash equivalents acquired, was mainly due to the acquisition of METI during the quarter.

5 Non-GAAP and other financial measures (see Section 5).

26 | CAE Second Quarter Report 2012

Management’s Discussion and Analysis

9.	CONSOLIDATED FINANCIAL POSITION[6]
9.1	Consolidated capital employed

	As at September 30	As at June 30	As at March 31
(amounts in millions)	2011	2011	2011
Use of capital:
Current assets	$1,053.7	$1,020.1	$1,049.2
Less: cash and cash equivalents	(227.1)	(180.9)	(276.4)
Current liabilities	(827.0)	(815.2)	(810.1)
Less: current portion of long-term debt	125.7	168.1	86.2
Non-cash working capital[6]	$125.3	$192.1	$48.9
Property, plant and equipment, net	1,291.7	1,209.2	1,211.0
Other long-term assets	737.3	580.2	557.1
Other long-term liabilities	(542.3)	(498.5)	(500.3)
Total capital employed	$1,612.0	$1,483.0	$1,316.7
Source of capital:
Current portion of long-term debt	$125.7	$168.1	$86.2
Long-term debt	720.2	533.3	574.0
Less: cash and cash equivalents	(227.1)	(180.9)	(276.4)
Net debt[6]	$618.8	$520.5	$383.8
Equity attributable to equity holders of the Company	973.8	943.6	914.4
Non-controlling interests	19.4	18.9	18.5
Source of capital	$1,612.0	$1,483.0	$1,316.7

Capital employed increased $129.0 million over last quarter

The increase was mainly the result of increases in other long-term assets and property, plant and equipment, partially offset by a decrease in non-cash working capital and an increase in other long-term liabilities.

Our return on capital employed (ROCE)6 was 14.9% this quarter.

Non-cash working capital decreased by $66.8 million from last quarter

The decrease was mainly due to increases in accounts payable and accrued liabilities, derivative financial liabilities and contracts in progress liabilities, in addition to decreases in accounts receivable and derivative financial assets. The decrease was partially offset by an increase in income taxes recoverable.

Net property, plant and equipment up $82.5 million over last quarter

The increase was mainly due to foreign exchange variations and capital expenditures, partially offset by depreciation.

Other long-term assets up $157.1 million over last quarter

The increase was mainly due to an increase in intangible assets, primarily resulting from the acquisition of METI, which was acquired during the quarter.

Other long-term liabilities up $43.8 million from last quarter

The increase was mainly due to higher employee benefits obligations which were adjusted as a result of current market conditions.

6 Non-GAAP and other financial measures (see Section 5).

CAE Second Quarter Report 2012 | 27

Management’s Discussion and Analysis

Change in net debt
	Three months ended	Six months ended
(amounts in millions)	September 30, 2011	September 30, 2011
Net debt, beginning of period	$520.5	$383.8
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	58.5	198.5
Other	4.2	2.3
Effect of foreign exchange rate changes on long-term debt	35.6	34.2
Increase in net debt during the period	$98.3	$235.0
Net debt, end of period	$618.8	$618.8

Effective April 1, 2011, we amended our US$450.0 million revolving credit facility to extend the maturity date by two years from April 2013 to April 2015.

We also have an agreement to sell certain of our accounts receivable and contracts in progress assets (current financial assets program) for an amount up to $150.0 million. As at September 30, 2011, we have applied $61.5 million of accounts receivable and $39.4 million of contracts in progress assets towards this program.

In August 2011, we issued senior notes for US$150.0 million by way of a private placement to fund the METI acquisition and to replace other existing obligations at lower interest costs. The average maturity is 11.7 years with an average interest rate of approximately 4.5%, with interest payable semi-annually in August and February. These unsecured senior notes have fixed repayment amounts of US$100.0 million in 2021 and US$50.0 million in 2026. These notes were issued to two institutional investors.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow is enabling the pursued growth of our business, the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

Total equity increased by $30.7 million this quarter

The increase in equity was mainly due to net earnings of $38.7 million and a favourable foreign currency translation adjustment of $49.0 million, partially offset by a net negative change in cash flow hedge of $20.4 million and a defined benefit plan actuarial loss adjustment of $30.4 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 257,558,777 common shares issued and outstanding as at September 30, 2011 with total share capital of $447.0 million.

As at October 31, 2011, we had a total of 257,566,301 common shares issued and outstanding.

10. BUSINESS COMBINATIONS

Fiscal 2012 acquisitions

As at September 30, 2011, the Company entered into business combination transactions for a total cost of $129.7 million.

Medical Education Technologies, Inc.

In August 2011, we acquired 100% of the shares of Medical Education Technologies, Inc. (METI). With this acquisition, we gain global market access, expand our product and services offering and acquired simulation-based technology for healthcare.

The preliminary determination of the fair value for the above acquisition of the net identifiable assets acquired and liabilities assumed is included in the table below. The fair value of the acquired identifiable intangible assets of $39.0 million (including technology and customer relationships) is provisional until the valuations for those assets are final. Preliminary goodwill of $99.1 million arising from the acquisition of METI is attributable to the advantages gained, which include:

  A platform that immediately propels us to an important position by providing access to the human patient simulator segment, a significant segment of the overall healthcare simulation market;

  An expanded customer base for CAE Healthcare, enabling the offering of the existing portfolio of solutions to a much broader market;

  An experienced management team with subject matter expertise and industry know-how.

The fair value of the acquired accounts receivable was $9.7 million, net of an allowance for doubtful accounts of $0.8 million.

28 | CAE Second Quarter Report 2012

Management’s Discussion and Analysis

The revenue and operating profit included in the consolidated income from METI since the acquisition date is $7.1 million and $0.4 million respectively. Had METI been consolidated from April 1, 2011, the consolidated income statement would have shown revenue and operating profit from METI of $31.0 million and $1.8 million respectively. These unaudited pro-forma amounts are estimated based on the operations of the acquired business prior to the business combination by CAE, but are adjusted to reflect our accounting policies where significant. The amounts are provided as supplemental information and are not necessarily indicative of our future performance.

Haptica Limited

In July 2011, we acquired the assets and intellectual property of Haptica Limited (Haptica). The acquisition serves to add to CAE Healthcare’s surgical solution offering.

The preliminary determination of the fair value for the above acquisition of the net identifiable assets acquired and liabilities assumed is also included in the table below. The fair value of the acquired identifiable assets of $0.7 million (including technology and intellectual property rights) is provisional until the valuation for those assets are final. No goodwill is recognized from this acquisition.

The allocation of the purchase price for METI and Haptica are preliminary and are expected to be complete in the near future.

Other

The allocation of the purchase price for certain fiscal 2011 acquisitions were also completed during the period and resulted in a net increase to goodwill of $0.2 million. Remaining additional consideration outstanding for previous years’ acquisitions amounts to $12.1 million which is contingent on certain conditions being satisfied.

Net assets acquired and liabilities assumed arising from the acquisitions were as follows:

Six months ended
(amounts in millions)	September 30, 2011
Current assets	$17.3
Current liabilities	(19.6)
Property, plant and equipment	3.3
Other assets	0.1
Intangible assets excluding goodwill	39.7
Goodwill(1)	99.1
Deferred income taxes	(8.1)
Non-current liabilities	(5.4)
Fair value net assets	$126.4
Cash and cash equivalents in subsidiary acquired	3.3
Total purchase consideration	$129.7
Purchase price payable	(0.3)
Total cash consideration	$129.4
(1)This goodwill is not deductible for tax purposes.

Changes in goodwill were as follows:

Six months ended
(amounts in millions)	September 30, 2011
Net book value, beginning of period	$195.1
Acquisition of subsidiaries	99.3
Exchange differences	13.0
Net book value, end of period	$307.4

CAE Second Quarter Report 2012 | 29

Management’s Discussion and Analysis

11. CHANGE IN ACCOUNTING STANDARDS

There were no changes in accounting standards this quarter.

12. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) IMPLEMENTATION

Effective April 1, 2010, we began reporting our financial results in accordance with IFRS. This MD&A should be read in conjunction with our consolidated interim financial statements for the six-month period ended September 30, 2011, which were prepared in accordance with IAS 34, Interim financial reporting, and IFRS 1, First-time adoption of IFRS, as issued by the IASB and the MD&A for fiscal 2011. The comparative figures for each quarter of the year ended March 31, 2011 have been restated to comply with IFRS. For details on the most significant adjustments to the financial statements, refer to Note 2 – First-time adoption of IFRS of our consolidated interim financial statements.

The accounting policy differences and impacts identified should not be considered complete or final as the information presented in Note 2 – First-time adoption of IFRS of our consolidated interim financial statements reflects our current assumptions, estimates and expectations, all of which are subject to change. Changes to IFRS, other regulations or economic conditions may also impact the following information. In addition, financial decisions on accounting policies are not required to be made until the preparation of the fiscal 2012 annual financial statements is complete.

13.	CONTROLS AND PROCEDURES
13.1	Evaluation of disclosure controls and procedures

In the second quarter ended September 30, 2011, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the second quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

30 | CAE Second Quarter Report 2012

Management’s Discussion and Analysis

(1) Not available

(2) For these periods, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

CAE Second Quarter Report 2012 | 31

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

(Unaudited)		September 30	March 31
(amounts in millions of Canadian dollars)	Notes	2011	2011
Assets			(Note 2)
Cash and cash equivalents		$227.1	$276.4
Accounts receivable	5	308.1	296.8
Contracts in progress : assets		245.4	230.5
Inventories		142.5	124.3
Prepayments		42.1	43.5
Income taxes recoverable		80.6	58.8
Derivative financial assets		7.9	18.9
Total current assets		$1,053.7	$1,049.2
Property, plant and equipment		1,291.7	1,211.0
Intangible assets		539.4	375.8
Deferred tax assets		27.1	20.7
Derivative financial assets		8.3	11.6
Other assets		162.5	149.0
Total assets		$3,082.7	$2,817.3

Liabilities and equity
Accounts payable and accrued liabilities		$528.5	$551.9
Provisions		21.6	20.9
Income taxes payable		8.2	12.9
Contracts in progress : liabilities		114.9	125.8
Current portion of long-term debt	6	125.7	86.2
Derivative financial liabilities		28.1	12.4
Total current liabilities		$827.0	$810.1
Provisions		10.0	10.4
Long-term debt	6	720.2	574.0
Royalty obligations		152.3	161.6
Employee benefits obligations		105.0	62.8
Deferred gains and other non-current liabilities		188.7	187.6
Deferred tax liabilities		71.4	64.5
Derivative financial liabilities		14.9	13.4
Total liabilities		$2,089.5	$1,884.4
Equity
Share capital		$447.0	$440.7
Contributed surplus		18.6	17.1
Other reserves		13.3	(9.8)
Retained earnings		494.9	466.4
Equity attributable to equity holders of the Company		$973.8	$914.4
Non-controlling interests		19.4	18.5
Total equity		$993.2	$932.9
Total liabilities and equity		$3,082.7	$2,817.3

The accompanying notes form an integral part of these Consolidated Financial Statements.

32 | CAE Second Quarter Report 2012

			Consolidated Interim Financial Statements

Consolidated Income Statement

(Unaudited)		Three months ended		Six months ended
(amounts in millions of Canadian dollars,			September 30		September 30
except per share amounts)	Notes	2011	2010	2011	2010
			(Note 2)		(Note 2)
Revenue	13	$433.5	$388.0	$861.4	$754.4
Cost of sales		296.0	258.8	584.3	496.2
Gross profit		$137.5	$129.2	$277.1	$258.2
Research and development expenses		15.9	9.8	31.1	22.4
Selling, general and administrative expenses		59.8	55.2	122.1	111.4
Other (gains) losses - net	9	(2.1)	(4.6)	(12.0)	(10.1)
Operating profit		$63.9	$68.8	$135.9	$134.5
Finance income	6	(2.3)	(1.1)	(3.5)	(2.1)
Finance expense	6	17.2	16.1	33.3	31.3
Finance expense - net		$14.9	$15.0	$29.8	$29.2
Earnings before income taxes		$49.0	$53.8	$106.1	$105.3
Income tax expense		10.3	14.4	23.9	29.3
Net income		$38.7	$39.4	$82.2	$76.0

Attributable to:
Equity holders of the Company		$38.4	$39.1	$81.5	$76.3
Non-controlling interests		0.3	0.3	0.7	(0.3)
		$38.7	$39.4	$82.2	$76.0
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic	7	$0.15	$0.15	$0.32	$0.30
Diluted	7	0.15	0.15	0.32	0.30

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Second Quarter Report 2012 | 33

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Income

	Three months ended		Six months ended
(Unaudited)	September 30			September 30
(amounts in millions of Canadian dollars)	2011	2010	2011	2010
Net income	$38.7	$39.4	$82.2	$76.0
Other comprehensive income (loss)
Foreign currency translation adjustment
Net currency translation difference on the translation of financial
statements of foreign operations	$59.4	$8.3	$58.5	$26.6
Net change in (losses) gains on certain long-term debt denominated in foreign
currency and designated as hedges of net investments in foreign operations	(12.3)	3.3	(11.5)	(0.9)
Income taxes	1.9	(0.4)	1.9	(0.4)
	$49.0	$11.2	$48.9	$25.3
Net changes in cash flow hedge
Effective portion of changes in fair value of cash flow hedges	$(25.9)	$(3.5)	$(27.9)	$(7.8)
Net change in fair value of cash flow hedges transferred to
net income or to related non-financial assets or liabilities	(2.1)	2.8	(6.6)	(5.6)
Income taxes	7.6	0.3	8.9	4.0
	$(20.4)	$(0.4)	$(25.6)	$(9.4)
Defined benefit plan actuarial losses adjustment
Defined benefit plan actuarial losses	$(42.1)	$(3.4)	$(44.8)	$(8.0)
Income taxes	11.7	0.9	12.4	2.1
	$(30.4)	$(2.5)	$(32.4)	$(5.9)
Other comprehensive (loss) income	$(1.8)	$8.3	$(9.1)	$10.0
Total comprehensive income	$36.9	$47.7	$73.1	$86.0
Total comprehensive income (loss) attributable to:
Equity holders of the Company	$36.4	$47.4	$72.2	$86.1
Non-controlling interests	0.5	0.3	0.9	(0.1)
Total comprehensive income	$36.9	$47.7	$73.1	$86.0

The accompanying notes form an integral part of these Consolidated Financial Statements.

34 | CAE Second Quarter Report 2012

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited)				Attributable to equity holders of the Company
six months ended September 30, 2011			Common shares					Non-
(amounts in millions		Number of	Stated	Contributed	Other	Retained		controlling	Total
of Canadian dollars, except number of shares)	Notes	shares	value	surplus	reserves	earnings	Total	interests	equity
Balances, beginning of period		256,964,756	$440.7	$17.1	$(9.8)	$466.4	$914.4	$18.5	$932.9
Net income		-	-	-	-	81.5	81.5	0.7	82.2
Other comprehensive income (loss):
Foreign currency translation adjustment		-	-	-	48.7	-	48.7	0.2	48.9
Net changes in cash flow hedge		-	-	-	(25.6)	-	(25.6)	-	(25.6)
Defined benefit plan actuarial losses adjustment		-	-	-	-	(32.4)	(32.4)	-	(32.4)
Total comprehensive income		-	$-	$-	$23.1	$49.1	$72.2	$0.9	$73.1
Stock options exercised		270,750	2.0	-	-	-	2.0	-	2.0
Optional cash purchase		495	-	-	-	-	-	-	-
Stock dividends	7	322,776	3.6	-	-	(3.6)	-	-	-
Transfer upon exercise of stock options		-	0.7	(0.7)	-	-	-	-	-
Share-based payments		-	-	2.2	-	-	2.2	-	2.2
Dividends	7	-	-	-	-	(17.0)	(17.0)	-	(17.0)
Balances, end of period		257,558,777	$447.0	$18.6	$13.3	$494.9	$973.8	$19.4	$993.2

(Unaudited)				Attributable to equity holders of the Company
six months ended September 30, 2010			Common shares					Non-
(amounts in millions		Number of	Stated	Contributed	Other	Retained		controlling	Total
of Canadian dollars, except number of shares)	Notes	shares	value	surplus	reserves	earnings	Total	interests	equity
Balances, beginning of period		256,516,994	$436.3	$14.2	$11.4	$338.5	$800.4	$18.0	$818.4
Net income		-	-	-	-	76.3	76.3	(0.3)	76.0
Other comprehensive income (loss):
Foreign currency translation adjustment		-	-	-	25.1	-	25.1	0.2	25.3
Net changes in cash flow hedge		-	-	-	(9.4)	-	(9.4)	-	(9.4)
Defined benefit plan actuarial losses adjustment		-	-	-	-	(5.9)	(5.9)	-	(5.9)
Total comprehensive income		-	$-	$-	$15.7	$70.4	$86.1	$(0.1)	$86.0
Stock options exercised		80,925	0.6	-	-	-	0.6	-	0.6
Stock dividends	7	25,393	0.3	-	-	(0.3)	-	-	-
Transfer upon exercise of stock options		-	0.2	(0.2)	-	-	-	-	-
Share-based payments		-	-	2.5	-	-	2.5	-	2.5
Acquisition of non-controlling interests		-	-	-	-	(0.2)	(0.2)	(0.2)	(0.4)
Dividends	7	-	-	-	-	(17.7)	(17.7)	-	(17.7)
Balances, end of period		256,623,312	$437.4	$16.5	$27.1	$390.7	$871.7	$17.7	$889.4

The total of retained earnings and other reserves for the six months ended September 30, 2011 was $508.2 million ($417.8 million as at September 30, 2010).

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Second Quarter Report 2012 | 35

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

(Unaudited)
six months ended September 30
(amounts in millions of Canadian dollars)	Notes	2011	2010
Operating activities
Net income		$82.2	$76.0
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation of property, plant and equipment		44.6	41.7
Amortization of intangible and other assets		14.5	11.1
Financing cost amortization	6	0.8	0.9
Deferred income taxes		13.6	12.3
Investment tax credits		(8.4)	(2.9)
Share-based payments		0.5	11.5
Defined benefit pension plans		(4.5)	0.3
Amortization of other non-current liabilities		(4.9)	(3.5)
Other		(4.3)	(0.4)
Changes in non-cash working capital	10	(92.7)	(116.7)
Net cash provided by operating activities		$41.4	$30.3
Investing activities
Business combinations, net of cash and cash equivalents acquired	3	$(126.1)	$(19.6)
Joint venture, net of cash and cash equivalents acquired	4	(26.8)	(1.9)
Capital expenditures from property, plant and equipment		(77.2)	(51.9)
Proceeds from disposal of property, plant and equipment		27.2	1.3
Capitalized development costs		(18.7)	(8.6)
ERP and other software		(8.5)	(7.1)
Other		(0.5)	(1.7)
Net cash used in investing activities		$(230.6)	$(89.5)
Financing activities
Net borrowing under revolving unsecured credit facilities		$14.2	$-
Net effect of current financial assets program		(7.7)	-
Proceeds from long-term debt, net of transaction costs		170.5	13.4
Repayment of long-term debt		(16.7)	(13.2)
Repayment of finance lease		(11.1)	(22.6)
Dividends paid	7	(17.0)	(17.7)
Common stock issuance		2.0	0.6
Other		(0.6)	(8.6)
Net cash provided by (used in) financing activities		$133.6	$(48.1)
Net decrease in cash and cash equivalents		$(55.6)	$(107.3)
Cash and cash equivalents, beginning of period		276.4	312.9
Effect of foreign exchange rate changes on cash
and cash equivalents		6.3	3.0
Cash and cash equivalents, end of period		$227.1	$208.6
Supplemental information:
Interest paid		$21.8	$17.2
Interest received		2.2	1.6
Income taxes paid		21.0	7.7

The accompanying notes form an integral part of these Consolidated Financial Statements.

36 | CAE Second Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements (Unaudited)

(Unless otherwise stated, all amounts are in millions of Canadian dollars)

The consolidated financial statements were authorized for issue by the board of directors on November 10, 2011.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

CAE Inc. and its subsidiaries (or the Company) design, manufacture and supply simulation equipment services and develop integrated training solutions for the military, commercial airlines, business aircraft operators, aircraft manufacturers, healthcare education and service providers and the mining industry. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres in locations around the world.

The Company’s operations are managed through five segments:

(i)	Training & Services/Civil (TS/C) – Provides business and commercial aviation training for all flight and ground personnel and all associated services;
(ii)	Simulation Products/Civil (SP/C) – Designs, manufactures and supplies civil flight simulators, training devices and visual systems;
(iii)	Simulation Products/Military (SP/M) – Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies;
(iv)	Training & Services/Military (TS/M) – Supplies turnkey training services, support services, systems maintenance and modeling and simulation solutions;
(v)	New Core Markets (NCM) – Provides, designs and manufactures healthcare training services and devices and mining services and tools.

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE shares are traded on the Toronto Stock Exchange and on the New York Stock Exchange.

Seasonality and cyclicality of the business

The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Simulation Products/Civil segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The Training & Services/Civil segment activities are affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.

Order intake for the Military segments can be impacted by the unique nature of military contracts and the irregular timing in which they are awarded.

Basis of preparation

The key accounting policies applied in the preparation of these consolidated financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated interim financial statements for the quarter ended June 30, 2011. These policies have been consistently applied to all years presented, unless otherwise stated.

The consolidated financial statements of CAE have been prepared in accordance with Part I of the Canadian Institute of Chartered Accountants (CICA) Handbook (referred to as IFRS). The accounting policies and basis of preparation differ from those set out in the Annual Report for the year ended March 31, 2011, which was prepared in accordance with Part V of the CICA Handbook (referred to as previous Canadian Generally Accepted Accounting Principles (previous Canadian GAAP)). Details of the effect of the transition from previous Canadian GAAP to IFRS on the Company’s reported equity, financial performance and cash flows are provided in Note 2. Comparative figures for fiscal 2011 in these consolidated financial statements have been restated to give effect to these changes.

CAE Second Quarter Report 2012 | 37

Notes to the Consolidated Interim Financial Statements

These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 (“Interim Financial Reporting”) and IFRS 1 (“First-time Adoption of International Financial Reporting Standards”). The accounting policies followed in these interim financial statements are the same as those applied in the Company’s interim financial statements for the period ended June 30, 2011.

The accounting policies applied in these interim financial statements are based on IFRS issued and outstanding as of November 10, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending March 31, 2012 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

These consolidated interim financial statements should be read in conjunction with the Company’s Canadian GAAP annual consolidated financial statements for the year ended March 31, 2011 and the Company’s IFRS consolidated interim financial statements for the quarter ended June 30, 2011.

The consolidated financial statements have been prepared under the historical cost convention, except for the following items measured at fair value: derivative financial instruments, financial instruments at fair value through profit and loss, certain available-for-sale financial assets and liabilities for cash-settled share-based arrangements, and as modified by the transitional arrangements permitted by IFRS 1 (see Note 2).

The functional and presentation currency of CAE Inc. is the Canadian dollar.

NOTE 2 – FIRST-TIME ADOPTION OF IFRS

First-time adoption

For all periods up to and including the year ended March 31, 2011, the Company prepared its consolidated financial statements in accordance with previous Canadian GAAP. For periods beginning on or after April 1, 2011, the Company has adopted IFRS for its consolidated financial statements. Consequently, for the period ending September 30, 2011, the Company has prepared its financial statements in accordance with IFRS.

This note explains the principal adjustments made by the Company in restating previously published Canadian GAAP financial statements for the three and six months ended September 30, 2010. For a detailed explanation of the IFRS adjustments, including adjustments to equity as at April 1, 2010, refer to the Company’s consolidated interim financial statements for the three months ended June 30, 2011.

The accounting policy differences and impacts identified should not be considered complete or final as the information presented below reflects the Company’s current assumptions, estimates and expectations, all of which are subject to change. Changes to IFRS, other regulations or economic conditions may also impact the following information. In addition, financial decisions on accounting policies are not required to be made until the preparation of the fiscal 2012 annual financial statements is complete.

Reconciliation of equity as previously reported under Canadian GAAP to IFRS

(Unaudited)		September 30
(amounts in millions)	Notes	2010
Shareholders' equity as previously reported under Canadian GAAP		$1,235.2
IFRS adjustments decrease:
Government assistance*	A	(102.9)
Property, plant and equipment*	B	(67.9)
Employee benefits	C	(62.9)
Borrowing costs*	D	(24.5)
Leases*	E	(23.6)
Revenue	F	(5.2)
Income taxes and other	G	(76.5)
Equity attributable to equity holders of the Company under IFRS		$871.7
Non-controlling interests	H	17.7
Total equity as reported under IFRS		$889.4

* Certain tax effects for these adjustments are included in income taxes and other.

38 | CAE Second Quarter Report 2012

				Notes to the Consolidated Interim Financial Statements

Reconciliation of net income as previously reported under Canadian GAAP to IFRS

(Unaudited)		three months ended September 30, 2010			six months ended September 30, 2010
(amounts in millions, except		Canadian			Canadian
per share amounts)	Notes	GAAP	Adjustment	IFRS	GAAP	Adjustment	IFRS
Revenue	F	$386.6	$1.4	$388.0	$753.3	$1.1	$754.4
Cost of sales	A, B, D-F	263.9	(5.1)	258.8	507.2	(11.0)	496.2
Gross profit		$122.7	$6.5	$129.2	$246.1	$12.1	$258.2
Research and development		9.8	-	9.8	22.4	-	22.4
Selling, general and administrative A, C, D, G		55.4	(0.2)	55.2	110.6	0.8	111.4
Other losses (gains) - net		(4.4)	(0.2)	(4.6)	(11.0)	0.9	(10.1)
Operating profit		$61.9	$6.9	$68.8	$124.1	$10.4	$134.5
Finance income	A	(1.1)	-	(1.1)	(2.0)	(0.1)	(2.1)
Finance expense	A, D, E	8.7	7.4	16.1	16.5	14.8	31.3
Finance expense - net		$7.6	$7.4	$15.0	$14.5	$14.7	$29.2
Earnings before income taxes		$54.3	$(0.5)	$53.8	$109.6	$(4.3)	$105.3
Income tax expense	G	14.3	0.1	14.4	30.2	(0.9)	29.3
Net income		$40.0	$(0.6)	$39.4	$79.4	$(3.4)	$76.0
Attributable to:
Equity holders of the Company		$40.0	$(0.9)	$39.1	$79.4	$(3.1)	$76.3
Non-controlling interests	H	-	0.3	0.3	-	(0.3)	(0.3)
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic		$0.16	$(0.01)	$0.15	$0.31	$(0.01)	$0.30
Diluted		0.16	(0.01)	0.15	0.31	(0.01)	0.30
Weighted average number of
shares outstanding (basic)		256.6	-	256.6	256.6	-	256.6
Weighted average number of
shares outstanding (diluted)		256.9	0.2	257.1	256.8	0.2	257.0

Reconciliation of comprehensive income as previously reported under Canadian GAAP to IFRS

		three months ended September 30, 2010			six months ended September 30, 2010
(Unaudited)		Canadian			Canadian
(amounts in millions)	Notes	GAAP	Adjustment	IFRS	GAAP	Adjustment	IFRS
Net income		$40.0	$(0.6)	$39.4	$79.4	$(3.4)	$76.0
Other comprehensive income (loss):
Foreign currency translation
adjustment	B-G	$13.5	$(2.3)	$11.2	$24.5	$0.8	$25.3
Net changes in cash flow hedge		(0.4)	-	(0.4)	(9.5)	0.1	(9.4)
Defined benefit plan actuarial
losses adjustment	C	-	(2.5)	(2.5)	-	(5.9)	(5.9)
Other comprehensive income (loss)		$13.1	$(4.8)	$8.3	$15.0	$(5.0)	$10.0
Total comprehensive income (loss)		$53.1	$(5.4)	$47.7	$94.4	$(8.4)	$86.0
Total comprehensive income (loss) attributable to:
Equity holders of the Company		$53.1	$(5.7)	$47.4	$94.4	$(8.3)	$86.1
Non-controlling interests		-	0.3	0.3	-	(0.1)	(0.1)
Total comprehensive income (loss)		$53.1	$(5.4)	$47.7	$94.4	$(8.4)	$86.0

CAE Second Quarter Report 2012 | 39

Notes to the Consolidated Interim Financial Statements

Summary reconciliation of statement of cash flows as previously reported under Canadian GAAP to IFRS

	six months ended September 30, 2010
(Unaudited)	Canadian
(amounts in millions)	GAAP	Adjustment	IFRS
Cash flows provided by operating activities	$24.3	$6.0	$30.3
Cash flows (used in) provided by investing activities	(93.0)	3.5	(89.5)
Cash flows used in financing activities	(38.6)	(9.5)	(48.1)

Restatement of the financial statements from Canadian GAAP to IFRS

The following items explain the most significant and pertinent restatements to the financial statements resulting from the application of IFRS.

A) IAS 20 and IAS 32 - Accounting for government grants and disclosure of government assistance and financial instruments: presentation

Royalty arrangements with the government

Canadian GAAP accounting policy

With the exception of the Government of Canada’s contributions for Project Falcon, other government contributions are recorded as a reduction of the related R&D program costs or as a reduction in the program’s capitalized expenditures.

A liability to repay the government contribution is recognized when conditions arise and the repayment thereof is reflected in the consolidated earnings statement when royalties become due.

Contributions for Project Falcon are recognized as an interest-bearing long-term obligation. The difference between the face value of the long-term obligation and the discounted value of the long-term obligation is accounted for as a government contribution and is recognized as a reduction of costs or as a reduction of capitalized expenditures.

IFRS accounting policy

Repayable government assistance arrangements are recognized as royalty obligations. The obligation to repay royalties is recorded when the contribution is received and is estimated based on future projections. Subsequent re-measurement of these obligations is recognized in income.

Impact on net income for the three month period ended September 30, 2010

When compared to the amount recognized under Canadian GAAP, cost of sales were reduced by $1.4 million as royalty expenses from arrangements with the government on R&D programs are not recognized under IFRS. Conversely, finance expenses related to government royalty obligations increased by $3.4 million.

Impact on net income for the six month period ended September 30, 2010

When compared to the amount recognized under Canadian GAAP, cost of sales were reduced by $3.1 million as royalty expenses from arrangements with the government on R&D programs are not recognized under IFRS. Conversely, the net finance expense related to government royalty obligations increased by $6.5 million.

Impact on statement of cash flows	There is no significant impact when compared to the cash flows recognized under Canadian GAAP.

B) IAS 16 - Property, plant and equipment (PP&E)

IFRS 1 Exemption – fair value as deemed cost

Exemption applied	The company elected to use fair value as deemed cost on the date of transition for specific items of property, plant and equipment.
Impact on net income for the three month period ended September 30, 2010 Impact on net income for the six month period ended September 30, 2010 Impact on statement of cash flows

When compared to the amount recognized under Canadian GAAP, cost of sales were reduced by $1.2 million, given the lower depreciation of the specific training devices.

When compared to the amount recognized under Canadian GAAP, cost of sales were reduced by $2.5 million, given the lower depreciation of specific training devices.

There is no significant impact when compared to the cash flows recognized under Canadian GAAP.

40 | CAE Second Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

Componentization

Canadian GAAP accounting policy

The cost of an item of PP&E made up of significant separable component parts is allocated to the component parts when practicable and when an estimate can be made of the lives of the separate components.

IFRS accounting policy

Each part of an item of PP&E with a cost that is significant in relation to the total cost of the item, and which has a useful life which is different than the main asset, must be depreciated separately.

Impact on net income for the three month period ended September 30, 2010 Impact on net income for the six month period ended September 30, 2010 Impact on statement of cash flows

There is no significant impact when compared to the amount recognized under Canadian GAAP.

When compared to the amount recognized under Canadian GAAP, cost of sales increased by $0.1 million given the reduced depreciation periods of certain components of buildings.

There is no significant impact when compared to the cash flows recognized under Canadian GAAP.

De-recognition

Canadian GAAP accounting policy

PP&E are recorded at cost less accumulated depreciation, net of any impairment charges. Subsequent costs are capitalized if they constitute an asset betterment or are expensed if they constitute a repair or maintenance.

IFRS accounting policy

Upon replacement of a component, a loss on disposal is recognized to income when the carrying value of a replaced item is de-recognized, unless the item is transferred to inventories. If it is not practical to determine such carrying value, the cost and accumulated depreciation will be calculated by reference to the cost of the replacement part.

Impact on net income for the three month period ended September 30, 2010 Impact on net income for the six month period ended September 30, 2010 Impact on statement of cash flows

There is no significant impact when compared to the amount recognized under Canadian GAAP.

When compared to the amount recognized under Canadian GAAP, cost of sales decreased by $0.2 million given the de-recognition and consequential reduction in PP&E upon the transition to IFRS.

There is no significant impact when compared to the cash flows recognized under Canadian GAAP.

C) IAS 19 - Employee benefits

IFRS 1 Exemption and accounting impact on our continuing operations - actuarial gains and losses

Canadian GAAP accounting policy

The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is not immediately recognized in income, but is amortized over the remaining service period of active employees (corridor approach). Unrecognized actuarial gains and losses below the corridor are deferred.

IFRS 1 exemption applied and IFRS accounting policy

The Company elected to recognize all cumulative actuarial gains and losses of defined benefit plans deferred under previous Canadian GAAP in opening retained earnings.

Subsequently, actuarial gains and losses for the Company’s defined benefit plans will be recognized in the period in which they occur on the statement of financial position and in other comprehensive income.

Impact on net income for the three month period ended September 30, 2010 Impact on net income for the six month period ended September 30, 2010 Impact on statement of cash flows

When compared to the amount recognized under Canadian GAAP, general and administrative expenses were reduced by $0.5 million, given the reduced amortization of actuarial gains and losses.

When compared to the amount recognized under Canadian GAAP, general and administrative expenses were reduced by $1.1 million given the reduced amortization of actuarial gains and losses.

There is no significant impact when compared to the cash flows recognized under Canadian GAAP.

CAE Second Quarter Report 2012 | 41

Notes to the Consolidated Interim Financial Statements

Canadian GAAP accounting policy IFRS accounting policy	It is possible to value pension assets and obligations up to three months prior to year-end. Pension assets and obligations are required to be valued as at the statement of financial position date.
Impact on net income for the three month period ended September 30, 2010	When compared to the amount recognized under Canadian GAAP, general and administrative expenses increased by $0.3 million.
Impact on net income for the six month period ended September 30, 2010	When compared to the amount recognized under Canadian GAAP, general and administrative expenses increased by $0.6 million.
Impact on statement of cash flows	There is no significant impact when compared to the cash flows recognized under Canadian GAAP.

Actuarial valuations

Past service costs

Canadian GAAP accounting	Past service costs are amortized on a straight-line basis over the average remaining service
policy	period of active employees expected to receive benefits under the plan up to the full eligibility date.
IFRS accounting policy	Past service costs are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested following the introduction of, or changes to, a defined benefit plan, past service costs are recognized immediately.
Impact on net income for the	There is no significant impact when compared to the amount recognized under Canadian
three month and six month	GAAP.
periods ended
September 30, 2010
Impact on statement of cash	There is no significant impact when compared to the cash flows recognized under Canadian
flows	GAAP.

D) IAS 23 - Borrowing costs

IFRS 1 Exemption – borrowing costs

Exemption applied	The Company elected to apply the requirement of IAS 23, Borrowing Costs, whereby interest must be capitalized to qualifying assets beginning only on April 1, 2010.
Impact on net income for the	When compared to the amount recognized under Canadian GAAP, cost of sales decreased
three month period ended	by $0.4 million, due to lower amortization resulting from the elimination of unamortized
September 30, 2010	capitalized interest. However, finance expense increased by $1.1 million given that interest on certain assets did not qualify for capitalization. Under Canadian GAAP, this interest was capitalized to the cost of the related asset.
Impact on net income for the	When compared to the amount recognized under Canadian GAAP, cost of sales decreased
six month period ended	by $0.7 million due to lower amortization resulting from the elimination of unamortized
September 30, 2010	capitalized interest. However, finance expense increased by $2.1 million given that interest on certain assets did not qualify for capitalization. Under Canadian GAAP, this interest was capitalized to the cost of the related asset.
Impact on statement of cash	There is no significant impact when compared to the cash flows recognized under Canadian
flows	GAAP.

42 | CAE Second Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

E) IAS 17 – Leases

Classification

Canadian GAAP accounting policy

Under Canadian GAAP, a lease is classified as either a capital (finance) lease or as an operating lease. Lease classification is dependent on whether substantially all of the benefits and risks of ownership of a leased asset are transferred to the lessee and the assessment is made at the inception of the lease. Quantitative thresholds are given as determining classification thresholds.

IFRS accounting policy

Lease classification under IFRS is also dependent on whether substantially all of the benefits and risks of ownership of a leased asset are transferred to the lessee at the inception of the lease. No quantitative thresholds are offered, and there are additional qualitative indicators provided.

Impact on net income for the three month period ended September 30, 2010

When compared to the amount recognized under Canadian GAAP, cost of sales decreased by $2.7 million, mainly due to the reversal of rent expense, which was partially offset by the depreciation incurred on the assets that changed lease classification. Conversely, finance expense increased by $2.8 million mainly due to interest accretion on the long-term debt.

Impact on net income for the six month period ended September 30, 2010

When compared to the amount recognized under Canadian GAAP, cost of sales decreased by $5.3 million, mainly due to the reversal of rent expense, which was partially offset by the depreciation incurred on the assets that changed lease classification. Conversely, finance expense increased by $5.6 million mainly due to interest accretion on the long-term debt.

Impact on statement of cash flows

Under Canadian GAAP, payments for certain simulators installed in the Company’s global network of training centres and specific buildings previously classified as operating leases were classified as cash flows from operating activities. Under IFRS, given that these leases are recognized on the balance sheet as finance leases, such payments are treated as financing activities. For the six month period ended September 30, 2010, cash flows from financing activities decreased by $9.1 million as the lease obligations were repaid.

F) IAS 18 – Revenue

Long-term service arrangements

Canadian GAAP accounting policy

Generally, revenue from long-term maintenance contracts is recognized in earnings on a straight-line method over the contract period, or in situations when it is clear that costs will be incurred on other than a straight-line basis, based on historical evidence, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract (the percentage-of-completion or POC method).

IFRS accounting policy

The notion that historical evidence is needed to recognize revenue under the POC method of accounting is not necessary. As a result, for service contracts where POC accounting more appropriately estimates the outcome of the contract, revenue recognition using the straight-line method is not appropriate.

Impact on net income for the three month period ended September 30, 2010 Impact on net income for the six month period ended September 30, 2010 Impact on statement of cash flows

Revenue decreased by $0.8 million, while cost of sales increased by $0.1 million.

Revenue increased by $1.1 million, while cost of sales increased by $0.2 million.

There is no significant impact when compared to the cash flows recognized under Canadian GAAP.

CAE Second Quarter Report 2012 | 43

Notes to the Consolidated Interim Financial Statements

G) Income taxes and other

Unrecognized deferred tax assets

IFRS accounting policy

Certain transitional adjustments have resulted in the computation of additional deferred tax assets but given that IFRS imposes restrictions on the full recognition of future taxes by requiring that they be recognized only to the extent that their realization is probable, certain future tax assets have not been recognized as some benefits are expected to materialize in periods subsequent to the period meeting the probability of recovery test required to support such assets.

Impact on statement of cash flows	There is no significant impact when compared to the cash flows recognized under Canadian GAAP.

IFRS 3 - Business combinations
Acquisition costs
Canadian GAAP accounting policy

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Under Canadian GAAP, direct costs of a business acquisition are capitalized as part of the purchase price allocation while indirect costs are expensed.

IFRS accounting policy

The acquirer accounts for all acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received, with one exception for the costs to issue debt or equity securities.

Impact on net income for the three month period ended September 30, 2010 Impact on net income for the six month period ended September 30, 2010 Impact on statement of cash flows

There was no significant impact when compared to Canadian GAAP given that there were no acquisition costs expensed during the quarter.

As a result of expensing the acquisition costs, general and administrative expenses increased by $0.9 million.

There is no significant impact when compared to the cash flows recognized under Canadian GAAP.

H) Reclassifications

Below is a reclassification that has a significant impact on the statement of cash flows:

Canadian GAAP	IFRS
- Certain accounts receivables and contracts in progress assets are sold to third parties for cash consideration through a program.

- Certain contracts in progress assets sold through the program are not eligible for de-recognition. As a result, the cash consideration received for these assets are classified in the current portion of long-term debt.

For the six month period ended September 30, 2010, there was no significant impact when compared to the cash flows recognized under Canadian GAAP from this reclassification.

44 | CAE Second Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

NOTE 3 – BUSINESS COMBINATIONS

Fiscal 2012 acquisitions

As at September 30, 2011, the Company entered into business combination transactions for a total cost of $129.7 million.

Medical Education Technologies, Inc.

In August 2011, the Company acquired 100% of the shares of Medical Education Technologies, Inc. (METI). With this acquisition, CAE gains global market access, expands its product and services offering and acquired simulation-based technology for healthcare.

The preliminary determination of the fair value for the above acquisition of the net identifiable assets acquired and liabilities assumed is included in the table below. The fair value of the acquired identifiable intangible assets of $39.0 million (including technology and customer relationships) is provisional until the valuations for those assets are final. Preliminary goodwill of $99.1 million arising from the acquisition of METI is attributable to the advantages gained, which include:

  A platform that immediately propels the Company to an important position by providing access to the human patient simulator segment, a significant segment of the overall healthcare simulation market;

  An expanded customer base for CAE Healthcare, enabling the offering of the existing portfolio of solutions to a much broader market;

  An experienced management team with subject matter expertise and industry know-how.

The fair value of the acquired accounts receivable was $9.7 million, net of an allowance for doubtful accounts of $0.8 million.

The revenue and operating profit included in the consolidated income from METI since the acquisition date is $7.1 million and $0.4 million respectively. Had METI been consolidated from April 1, 2011, the consolidated income statement would have shown revenue and operating profit from METI of $31.0 million and $1.8 million respectively. These unaudited pro-forma amounts are estimated based on the operations of the acquired business prior to the business combination by the Company, but are adjusted to reflect the Company’ accounting policies where significant. The amounts are provided as supplemental information and are not necessarily indicative of the Company’s future performance.

Haptica Limited

In July 2011, the Company acquired the assets and intellectual property of Haptica Limited (Haptica). The acquisition serves to add to CAE Healthcare’s surgical solution offering.

The preliminary determination of the fair value for the above acquisition of the net identifiable assets acquired and liabilities assumed is also included in the table below. The fair value of the acquired identifiable assets of $0.7 million (including technology and intellectual property rights) is provisional until the valuation for those assets are final. No goodwill is recognized from this acquisition.

The allocation of the purchase price for METI and Haptica are preliminary and are expected to be complete in the near future.

Other

The allocation of the purchase price for certain fiscal 2011 acquisitions were also completed during the period and resulted in a net increase to goodwill of $0.2 million. Remaining additional consideration outstanding for previous years’ acquisitions amounts to $12.1 million which is contingent on certain conditions being satisfied.

Net assets acquired and liabilities assumed arising from the acquisitions were as follows:

(Unaudited)
six months ended September 30, 2011
(amounts in millions)
Current assets	$17.3
Current liabilities	(19.6)
Property, plant and equipment	3.3
Other assets	0.1
Intangible assets excluding goodwill	39.7
Goodwill(1)	99.1
Deferred income taxes	(8.1)
Non-current liabilities	(5.4)
Fair value net assets	$126.4
Cash and cash equivalents in subsidiary acquired	3.3
Total purchase consideration	$129.7
Purchase price payable	(0.3)
Total cash consideration	$129.4
(1) This goodwill is not deductible for tax purposes.

CAE Second Quarter Report 2012 | 45

Notes to the Consolidated Interim Financial Statements

Changes in goodwill were as follows:

(Unaudited)
six months ended September 30, 2011
(amounts in millions)
Net book value, beginning of period	$195.1
Acquisition of subsidiaries	99.3
Exchange differences	13.0
Net book value, end of period	$307.4

NOTE 4 – INVESTMENTS IN JOINT VENTURES
During the second quarter, the Company entered into no new joint venture arrangements.

Except for the Helicopter Training Media International GmbH joint venture, whose operations are essentially focused on designing, manufacturing and supplying advanced helicopter military training product applications, the other joint venture companies’ operations are focused on providing civil and military aviation training and related services.

The following table summarizes the financial information of the Company's investment in all of its joint ventures:

(Unaudited)		September 30		March 31
(amounts in millions)			2011	2011
Assets
Current assets			$72.9	$67.6
Property, plant and equipment and other non-current assets			302.6	258.7
Liabilities
Current liabilities			41.7	49.0
Long-term debt (including current portion)			128.6	123.1
Deferred gains and other non-current liabilities			10.3	8.0

	Three months ended		Six months ended
(Unaudited)		September 30		September 30
(amounts in millions)	2011	2010	2011	2010
Earnings information
Revenue	$26.5	$23.4	$53.2	$43.2
Net income	7.4	5.1	13.5	9.5
Segmented operating income
TS/C	6.0	4.4	10.5	7.8
SP/M	0.7	0.5	1.4	1.1
TS/M	2.4	2.4	5.9	5.2

There are no contingent liabilities relating to the Company’s interests in the joint ventures, and no contingent liabilities of the joint ventures themselves.

The Company’s share of the capital commitments of the joint ventures themselves amount to $47.4 million as at September 30, 2011 (March 31, 2011 - $37.5 million).

NOTE 5 – ACCOUNTS RECEIVABLE

Accounts receivable are carried on the statement of financial position net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and delay in collection beyond the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

46 | CAE Second Quarter Report 2012

	Notes to the Consolidated Interim Financial Statements

Details of accounts receivable were as follows:

(Unaudited)			September 30	March 31
(amounts in millions)			2011	2011
Past due trade receivables not impaired
1-30 days			$26.2	$33.0
31-60 days			18.3	22.4
61-90 days			18.2	11.7
Greater than 90 days			35.1	15.2
Total			$97.8	$82.3
Allowance for doubtful accounts			(8.3)	(6.0)
Current trade receivables			106.1	114.8
Accrued receivables			45.4	41.3
Receivables from related parties			22.0	16.6
Other receivables			45.1	47.8
Total accounts receivable			$308.1	$296.8

Changes in the allowance for doubtful accounts were as follows:

	Three months ended		Six months ended
(Unaudited)		September 30		September 30
(amounts in millions)	2011	2010	2011	2010
Allowance for doubtful accounts, beginning of period	$(5.9)	$(7.0)	$(6.0)	$(5.6)
Additions	(2.9)	(1.1)	(3.5)	(2.8)
Amounts charged off	0.4	0.4	0.7	0.5
Unused amounts reversed	0.2	0.5	0.6	0.8
Exchange differences	(0.1)	-	(0.1)	(0.1)
Allowance for doubtful accounts, end of period	$(8.3)	$(7.2)	$(8.3)	$(7.2)

NOTE 6 – DEBT FACILITIES AND FINANCE EXPENSE, NET

Long-term debt

Senior notes

In August 2011, the Company issued senior notes for US$150.0 million by way of a private placement to fund the METI acquisition and to replace other existing obligations at lower interest costs. The average maturity is 11.7 years with an average interest rate of approximately 4.5% with interest payable semi-annually in August and February. These unsecured senior notes have fixed repayment amounts of US$100.0 million in 2021 and US$50.0 million in 2026. The notes were issued to two institutional investors.

	Three months ended		Six months ended
(Unaudited)		September 30		September 30
(amounts in millions)	2011	2010	2011	2010
Finance expense:
Long-term debt (other than finance lease)	$9.0	$7.8	$17.2	$15.4
Finance lease	3.2	3.3	5.9	6.2
Royalty obligations	3.4	3.3	6.8	6.6
Amortization of deferred financing costs	0.4	0.5	0.8	0.9
Accretion of provisions	0.7	0.3	1.1	0.7
Other	1.8	1.4	3.7	2.5
Fair value gains on financial instruments:
Interest rate swaps: fair value hedges	(0.5)	(0.5)	(1.0)	(1.0)
Borrowing costs capitalized (1)	(0.8)	-	(1.2)	-
Finance expense	$17.2	$16.1	$33.3	$31.3
Finance income:
Interest income on loans and receivables	$(0.9)	$-	$(1.0)	$(0.1)
Other	(1.4)	(1.1)	(2.5)	(2.0)
Finance income	$(2.3)	$(1.1)	$(3.5)	$(2.1)
Finance expense - net	$14.9	$15.0	$29.8	$29.2

(1) The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 6.0% for the three months ended June 30, 2011 (2010 - nil) and 5.3% for the three months ended September 30, 2011 (2010 - nil).

CAE Second Quarter Report 2012 | 47

Notes to the Consolidated Interim Financial Statements

NOTE 7 – EARNINGS PER SHARE AND DIVIDENDS

The following is a reconciliation of the denominators for the basic and diluted earnings per share computations:

	Three months ended		Six months ended
		September 30		September 30
(Unaudited)	2011	2010	2011	2010
Weighted average number of common shares outstanding	257,344,679	256,581,601	257,173,093	256,553,883
Effect of dilutive stock options	643,481	523,508	828,504	416,220
Weighted average number of common shares outstanding
for diluted earnings per share	257,988,160	257,105,109	258,001,597	256,970,103

For the three months ended September 30, 2011, options to acquire 2,676,603 common shares (September 30, 2010 - 1,856,011) have been excluded from the above calculation since their inclusion would have an anti-dilutive effect.

For the six months ended September 30, 2011, options to acquire 2,627,203 common shares (September 30, 2010 - 1,856,011) have been excluded from the above calculation since their inclusion would have an anti-dilutive effect.

Dividends

The dividends declared for the second quarter of fiscal 2012 were $10.3 million or $0.04 per share (2011 - $10.3 million or $0.04 per share). For the first half of fiscal 2012, dividends declared were $20.6 million or $0.08 per share (2011 - $18.0 million or $0.07 per share).

NOTE 8 – EMPLOYEE COMPENSATION

The following table provides the total employee compensation expense recognized in income:

	Three months ended		Six months ended
(Unaudited)		September 30		September 30
(amounts in millions)	2011	2010	2011	2010
Salaries and benefits	$150.5	$134.8	$308.3	$276.2
Share-based payments, net of equity swap	0.2	5.4	6.9	10.6
Pension costs - defined benefit plans	3.0	2.9	5.3	5.7
Pension costs - defined contribution plans	1.6	1.5	3.2	2.9
Total employee compensation expense	$155.3	$144.6	$323.7	$295.4

NOTE 9 – OTHER (GAINS) LOSSES - NET

	Three months ended		Six months ended
(Unaudited)		September 30		September 30
(amounts in millions)	2011	2010	2011	2010
Disposal / full retirement of property, plant and equipment	$(0.8)	$(1.0)	$(7.6)	$(0.9)
Net foreign exchange differences	0.9	(0.2)	-	(3.5)
Gain on sale of subsidiary	-	-	-	(1.0)
Dividend income	(0.8)	(2.1)	(2.0)	(3.9)
Royalty income	(0.3)	(0.1)	(0.4)	(0.2)
Other	(1.1)	(1.2)	(2.0)	(0.6)
Other (gains) losses - net	$(2.1)	$(4.6)	$(12.0)	$(10.1)

48 | CAE Second Quarter Report 2012

	Notes to the Consolidated Interim Financial Statements

NOTE 10 – SUPPLEMENTARY CASH FLOWS INFORMATION

(Unaudited)
six months ended September 30
(amounts in millions)	2011	2010
Cash (used in) provided by non-cash working capital:
Accounts receivable	$6.7	$(47.7)
Contracts in progress: assets	(3.8)	5.9
Inventories	(4.1)	(2.5)
Prepayments	0.1	(2.7)
Income taxes recoverable	(8.8)	(6.2)
Derivative financial assets	25.8	22.8
Accounts payable and accrued liabilities	(68.2)	(24.5)
Provisions	(0.3)	(5.7)
Income taxes payable	(4.9)	7.2
Contracts in progress: liabilities	(14.4)	(47.9)
Derivative financial liabilities	(20.8)	(15.4)
Changes in non-cash working capital	$(92.7)	$(116.7)

NOTE 11 – GOVERNMENT ASSISTANCE

Project Phoenix, Project Falcon and Project New Core Markets

The following table provides information regarding contributions recognized and amounts not yet received for the aggregate projects Phoenix, Falcon and New Core Markets:

	Three months ended		Six months ended
(Unaudited)		September 30		September 30
(amounts in millions)	2011	2010	2011	2010
Outstanding contribution receivable, beginning of period	$10.0	$11.6	$12.9	$14.7
Contributions	9.2	9.0	18.9	19.1
Payments received	(9.4)	(11.5)	(22.0)	(24.7)
Outstanding contribution receivable, end of period	$9.8	$9.1	$9.8	$9.1

Aggregate information about programs

The following table provides information on the aggregate contributions recognized for all programs:

	Three months ended		Six months ended
(Unaudited)		September 30		September 30
(amounts in millions)	2011	2010	2011	2010
Contributions credited to capitalized expenditures:
Project Falcon	$1.8	$1.1	$3.7	$2.2
Project New Core Markets	1.4	1.8	2.5	4.4
Contributions credited to income:
Project Falcon	$5.1	$4.2	$10.8	$10.6
Project New Core Markets	0.9	1.9	1.9	1.9
Total contributions:
Project Falcon	$6.9	$5.3	$14.5	$12.8
Project New Core Markets	2.3	3.7	4.4	6.3

There are no unfulfilled conditions or contingencies attached to these government contributions.

CAE Second Quarter Report 2012 | 49

Notes to the Consolidated Interim Financial Statements

NOTE 12 – RELATED PARTY TRANSACTIONS
The following transactions were carried out in the normal course of business with related parties:

(Unaudited)		September 30		March 31
(amounts in millions)			2011	2011
Current amounts owed from
Portion attributable to the interests of the other venturers			$21.7	$16.1
Other			0.3	0.5
Current amounts owed to
Portion attributable to the interests of the other venturers			$7.3	$16.2
Other			1.0	0.4
Non-current amounts owed from
Portion attributable to the interests of the other venturers			$0.4	$0.4

	Three months ended		Six months ended
(Unaudited)	September 30		September 30
(amounts in millions)	2011	2010	2011	2010
Sales to related parties
Portion attributable to the interests of the other venturers	$20.7	$8.9	$42.3	$24.9
Other	1.5	1.5	3.3	3.3
Purchases from related parties
Portion attributable to the interests of the other venturers	$3.3	$3.1	$5.2	$4.0
Other	0.7	2.3	2.8	4.2
Other transactions
Portion attributable to the interests of the other venturers	$0.9	$-	$7.7	$-

The non-current amounts owed from related parties are obligations under capital leases maturing in October 2022 and carry an interest rate of 5.14% per annum. There are no provisions held against any of the receivables from related parties as at September 30, 2011 (March 31, 2011 - nil).

In addition, during the second quarter of fiscal 2012, transactions amounting to $0.6 million (2011 - $0.6 million) were made, at normal market prices, with organizations of which some of the Company’s directors are partners or officers.

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation paid or payable to key management for employee services is shown below:

	Three months ended		Six months ended
(Unaudited)	September 30		September 30
(amounts in millions)	2011	2010	2011	2010
Salaries and other short-term employee benefits	$1.1	$1.0	$2.5	$2.5
Post-employment benefits	0.3	0.3	0.5	0.5
Termination benefits	-	-	1.5	-
Share-based payments	(1.7)	2.6	0.5	4.3
	$(0.3)	$3.9	$5.0	$7.3

50 | CAE Second Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

NOTE 13 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its businesses based principally on products and services. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision -maker. The Company manages operations through its five segments (see Note 1).

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is operating profit (hereinafter referred to as segment operating income) . The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. Transactions between operating segments are mainly simulator transfers from the SP/C segment to the TS/C segment, which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

(Unaudited)
three months ended September 30		TS/C		SP/C		Civil		SP/M		TS/M		Military		NCM		Total
(amounts in millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
External revenue	$119.1	$109.9	$92.6	$63.0	$211.7	$172.9	$136.0	$137.2	$65.5	$69.8	$201.5	$207.0	$20.3	$8.1	$433.5	$388.0
Depreciation and amortization
Property, plant and equipment	16.8	16.0	1.3	1.3	18.1	17.3	1.7	1.5	2.6	2.4	4.3	3.9	0.4	-	22.8	21.2
Intangible and other assets	3.2	2.6	0.5	0.5	3.7	3.1	1.2	1.1	1.4	0.8	2.6	1.9	1.2	0.5	7.5	5.5
Impairment and reversal of
impairment of non-financial assets	-	-	-	-	-	-	-	-	-	-	-	-	4.2	-	4.2	-
Write-downs and reversals of
write-downs of inventories	-	-	-	-	-	-	-	-	-	-	-	-	0.2	-	0.2	-
Write-downs and reversals of
write-downs of accounts receivable	0.9	-	0.1	0.1	1.0	0.1	0.5	0.3	-	-	0.5	0.3	0.3	0.1	1.8	0.5
Segment operating income	27.6	23.6	14.7	7.9	42.3	31.5	20.9	25.1	9.3	13.5	30.2	38.6	(8.6)	(1.3)	63.9	68.8

(Unaudited)
six months ended September 30		TS/C		SP/C		Civil		SP/M		TS/M		Military		NCM		Total
(amounts in millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
External revenue	$243.1	$219.8	$178.7	$130.0	$421.8	$349.8	$271.2	$253.0	$136.7	$135.8	$407.9	$388.8	$31.7	$15.8	$861.4	$754.4
Depreciation and amortization
Property, plant and equipment	33.2	31.3	2.5	2.5	35.7	33.8	3.3	3.0	5.0	4.6	8.3	7.6	0.6	0.3	44.6	41.7
Intangible and other assets	6.4	5.3	1.1	0.9	7.5	6.2	2.3	2.6	2.9	1.4	5.2	4.0	1.8	0.9	14.5	11.1
Impairment and reversal of
impairment of non-financial assets	-	-	-	-	-	-	-	-	-	-	-	-	4.2	-	4.2	-
Write-downs and reversals of
write-downs of inventories	-	-	-	-	-	-	-	-	-	-	-	-	0.2	-	0.2	-
Write-downs and reversals of
write-downs of accounts receivable	0.9	1.1	0.2	0.1	1.1	1.2	0.7	0.4	(0.2)	(0.1)	0.5	0.3	0.4	0.1	2.0	1.6
Segment operating income	63.1	50.4	24.4	17.5	87.5	67.9	39.7	42.4	19.9	27.4	59.6	69.8	(11.2)	(3.2)	135.9	134.5

CAE Second Quarter Report 2012 | 51

Notes to the Consolidated Interim Financial Statements

Capital expenditures which consist of additions to non-current assets (other than financial instruments and deferred tax assets), by segment are as follows:

	Three months ended		Six months ended
(Unaudited)		September 30		September 30
(amounts in millions)	2011	2010	2011	2010
TS/C	$41.4	$23.5	$66.6	$36.4
SP/C	6.8	5.4	11.8	9.6
SP/M	7.3	5.0	13.6	8.9
TS/M	2.9	2.1	6.1	9.3
NCM	3.9	3.9	6.8	5.1
Total capital expenditures	$62.3	$39.9	$104.9	$69.3

Assets and liabilities employed by segment

CAE uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contracts in progress, inventories, prepayments, property, plant and equipment, intangible assets, other assets and derivative financial assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contracts in progress, deferred gains and other non-current liabilities and derivative financial liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

(Unaudited)	September 30	March 31
(amounts in millions)	2011	2011
Assets employed
TS/C	$1,310.9	$1,225.4
SP/C	272.0	251.6
SP/M	504.1	506.5
TS/M	365.3	352.5
NCM	237.5	68.2
Assets not included in assets employed	392.9	413.1
Total assets	$3,082.7	$2,817.3
Liabilities employed
TS/C	$161.2	$155.4
SP/C	209.1	192.9
SP/M	241.6	308.6
TS/M	174.6	174.8
NCM	55.6	27.8
Liabilities not included in liability employed	1,247.4	1,024.9
Total liabilities	$2,089.5	$1,884.4

52 | CAE Second Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

Geographic information

The Company markets its products and services in over 20 countries. Sales are attributed to countries based on the location of customers.

	Three months ended		Six months ended
(Unaudited)		September 30		September 30
(amounts in millions)	2011	2010	2011	2010
Revenue from external customers
Canada	$33.2	$44.3	$91.6	$89.0
United States	168.9	104.4	288.0	212.9
United Kingdom	40.6	50.6	81.2	88.7
Germany	33.2	34.1	75.8	64.4
Netherlands	13.8	15.2	28.8	30.2
Other European countries	44.0	36.0	91.3	72.7
China	25.6	20.3	55.3	35.0
United Arab Emirates	11.3	18.8	23.0	36.5
Other Asian countries	27.9	27.6	59.5	60.4
Australia	18.6	23.2	35.4	39.3
Other countries	16.4	13.5	31.5	25.3
	$433.5	$388.0	$861.4	$754.4

(Unaudited)			September 30	March 31
(amounts in millions)			2011	2011
Non-current assets other than financial instruments and deferred tax assets
Canada			$374.2	$354.7
United States			611.6	431.9
South America			98.6	71.9
United Kingdom			263.0	248.1
Spain			53.8	53.6
Germany			65.3	64.3
Belgium			61.8	60.0
Netherlands			86.8	93.3
Other European countries			71.4	80.3
United Arab Emirates			82.3	74.9
Other Asian countries			138.4	117.7
Other countries			26.5	28.4
			$1,933.7	$1,679.1

CAE Second Quarter Report 2012 | 53